Exhibit 99.1

NiCE

2025 Annual General Meeting of Shareholders

Proxy Statement

NiCE is a global enterprise software leader, providing AI-powered cloud platforms that serve two main markets: Customer Engagement and Financial Crime and Compliance. Our passion is to create a NiCE world. A world where experiences feel seamless, intelligent, and personal. Where businesses do more than react, they anticipate, assist, and elevate every moment.

Trusted by over 25,000 organizations in over 150 countries, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

In the Customer Engagement market, we enable organizations to reimagine customer experiences with our market leading CXone Mpower AI platform, aimed at augmenting employee activities with smart co-piloting capabilities, delivering seamless automated human-like customer self-service using conversational AI, orchestrating journeys across multiple channels and intents, meeting consumers wherever they choose to begin their journey, providing them with the knowledge element they need, and creating smarter personalized customer interactions. Our purpose-built AI-powered platform automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution, optimizing operations and automating processes to deliver seamless transition between automated service and human-assisted interactions. We are also digitally transforming the evidence process from police investigators and district attorneys to courts and correction facilities, providing a single, streamlined view of the truth as the core of our Public Safety and Justice business, which is part of our Customer Engagement segment.

In the Financial Crime and Compliance market, we protect financial services organizations, with solutions that identify risks and help prevent money laundering and fraud, as well as help ensure financial markets compliance in real-time. With our holistic, data and entity-centric approach, we help financial services organizations address the new dynamic of financial crime threats, which are significantly growing in the digital era.

NiCE stands at the forefront of our industry, delivering leadership across all served domains, underpinned by cutting-edge innovation. We engage with strategic partners as a cornerstone for driving our market expansion, unlocking new frontiers for growth across enterprise and global segments—accelerating go-to-market impact and amplifying our value proposition. Another characteristic of our leadership and our competitive strength is our industry-leading financial profile, especially as it pertains to our profitable growth at scale with strong cash flow generation and rock-solid balance sheet. This enables us to continue to fuel growth both by organic means of investing in research and development as well as through strategic acquisitions to expand our addressable market and redefine the future of customer experience.

NICE LTD.
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NOTICE OF 2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS
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TO BE HELD ON SEPTEMBER 30, 2025

Notice is hereby given that the 2025 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of NICE Ltd. (the “Company” or “NICE”) will be held on Tuesday, September 30, 2025, at 15:00, at the offices of the Company, 13 Zarchin Street, Ra’annana, Israel. The following items will be voted upon at the Meeting:

1.	To elect five non-executive directors to the Board of Directors of the Company;

2.	To re-elect two external directors to the Board of Directors of the Company;

3.	To approve amendments to the Company's Articles of Association;

4.	To approve the adoption of the Company’s Employee Share Purchase Plan;

5.	To re-appoint the Company’s independent auditors and to authorize the Board of Directors of the Company to set their remuneration; and

6.	To discuss the Company’s audited annual financial statements for the year ended December 31, 2024.

Approval of matters 1, 3, 4 and 5 above will require the affirmative vote of a majority of the shares present, in person, by proxy or by electronic voting, and voting thereon. Approval of matter 2 will require the affirmative vote of a majority of the shares present, in person, by proxy or by electronic voting, and voting on the matter; provided that either the shares voted in favor of such resolutions include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter pursuant to the requirements and as defined under the Israeli Companies Law, 5759-1999, as amended (the “Israeli Law” or “Companies Law”) or that the total number of shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter, that were cast against such resolutions, do not exceed two percent of the aggregate voting rights in the Company. Matter 6 will not involve a vote of the shareholders.

Shareholders of record at the close of business on August 28, 2025, are entitled to notice of and to vote at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.

If your shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, you should deliver or mail (via registered mail) your completed proxy to the offices of the Company at 13 Zarchin Street, Ra’annana, Israel, Attention: Alon Levy, Vice President, General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date issued by your broker. Alternatively, you may vote ordinary shares of the Company electronically via MAGNA, the electronic voting system of the Israel Securities Authority (the “ISA”), up to 6 hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 26(d) of the Articles of Association of the Company (the "Articles"), the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.

These proposals are described more fully in the enclosed Proxy Statement, which we urge you to read in its entirety. Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company within 7 days of this Notice. For more information about shareholder proposals, please see Article 18 of the Articles. Should changes be made to any proposal after the mailing of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the U.S. Securities and Exchange Commission (the "SEC") on Form 6-K and with the ISA.

Pursuant to the Articles, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the Board of Directors of the Company (the “Board”) or pursuant to the authorization of the Board, or in the case of shareholders voting ordinary shares of the Company electronically via MAGNA (as described above) at least 6 hours before the Meeting.

By Order of the Board, Alon Levy Vice President, General Counsel and Corporate Secretary

Date: August 21, 2025

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NICE LTD.

13 Zarchin Street, Ra’annana, Israel

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PROXY STATEMENT
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2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or American Depositary Shares (or “ADSs”) (collectively, the “Shares”) of NICE Ltd. (“NICE” or the “Company”) at the close of business on August 28, 2025, in connection with the solicitation by the Board of proxies for use at the 2025 Annual General Meeting of the Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Tuesday, September 30, 2025, at 15:00, at the offices of the Company, 13 Zarchin Street, Ra’annana, Israel.

SOLICITATION OF PROXIES

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder’s Shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he or she should deliver or mail (via registered mail) his or her completed proxy (or voting instruction card) to the offices of the Company at 13 Zarchin Street, Ra’annana, Israel, Attention: Alon Levy, Vice President, General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his or her broker. Alternatively, such a shareholder may vote electronically via MAGNA, the electronic voting system of the Israel Securities Authority (the “ISA”), up to 6 hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, Shares represented by the proxy will be voted in favor of all the matters to be presented at the Meeting, as described above. If a shareholder on the form of proxy makes a specification, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions of a holder of Shares will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Under the terms of the Deposit Agreement among the Company and JP Morgan Chase Bank, N.A., as Depositary (the “Depositary”), and the holders of the Company’s ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the Articles) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADSs with respect to any of the Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, the Depositary shall vote the Shares represented by such ADSs in accordance with the recommendations of the Board of the Company as advised by the Company in writing, except that the Depositary shall not vote that amount of such Shares with respect to any matter with respect to which shareholders are required by law to indicate whether they have a personal interest or as to which the Company informs the Depositary (and the Company agrees to provide that information as promptly as practicable in writing, if applicable) that (x) the Company does not wish the Depositary to vote those Shares, or (y) the matter materially and adversely affects the rights of holders of Shares. Holders of ADSs who wish to provide voting instructions to the Depositary (or revoke or change such instructions if already provided), need to do so by delivering such instructions to the Depositary in a timely manner and in accordance with the direction from the Depositary.

Pursuant to the Articles, a proxy will be effective only if the Company receives it at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the Board or pursuant to the authorization of the Board, or in the case of shareholders voting electronically via MAGNA (as described above) at least 6 hours before the Meeting.

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2024, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Executive Officer and Director Compensation" in our Annual Report for the year ended December 31, 2024 on Form 20-F, which was filed with the SEC on March 19, 2025 (the "Annual Report").

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on August 28, 2025, will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. On August 18, 2025, the Company had 74,774,827 issued Shares, out of which 61,743,476 are outstanding and 13,031,351 are treasury shares held by the Company. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Shares conferring in the aggregate at least 25% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

As of August 18, 2025, we are not aware of any beneficial owner holding 5% or more of our outstanding ordinary shares.

On November 7, 2024, Capital Research Global Investors filed Schedule 13G with the SEC reporting that they are no longer a beneficial owner of 5% or more of our outstanding ordinary shares.

CORPORATE GOVERNANCE

Introduction

We strongly believe that high standards of corporate governance benefit our shareholders, directors, executive officers and employees and are essential to our long-term business success. For this reason, we devote considerable time and resources to ensure (i) we have an effective corporate governance structure; (ii) we are operating in a way that is honest, ethical and transparent; and (iii) our corporate and compensation policies reflect our values and business goals and are aligned with the interests of our shareholders.

Director Independence

All our Board members are non-executive directors determined to be "independent" pursuant to both NASDAQ listing rules and the Israeli Law. Accordingly, all our committees of the Board are comprised solely of independent directors. The independence of each director is reviewed at least annually. During these reviews, the Board considers, among others, transactions and relationships between each director (and his or her immediate family and affiliates) and our Company and its management to determine whether any such transactions or relationships are inconsistent with a determination that the director is independent. As part of this review process, each director is required to complete an annual directors’ and officers’ questionnaire, in which they are required to disclose any employment, business, familial, compensation and other relationships with us and our management.

Following such review process, the Board has determined that all of the directors that currently serve and that will serve on the Board following the Annual General Meeting meet the independence requirements pursuant to both NASDAQ listing rules and the Israeli Law.

As required pursuant to NASDAQ rules, our independent directors meet in regularly scheduled executive sessions at which only independent directors are present.

Board and Board Committees

Under our Articles, the Board must consist of three to thirteen directors (including at least two statutory "external directors"). Our Board currently consists of eight persons, three of which are external directors. All three external directors meet strict qualification requirements pursuant to the Israeli Law. Mr. David Kostman is currently acting as Chairman of the Board.

The Board has five standing committees: Audit Committee, Internal Audit Committee, Compensation Committee, Nominating Committee and Mergers and Acquisitions Committee, each composed entirely of non-executive directors determined to be “independent”, as stated above. Pursuant to Israeli Law, all of the external directors of a company must be members of its internal audit committee and compensation committee, and each other committee of a company’s board of directors that is authorized to exercise powers of the Board must include at least one external director. The composition of our committees of the Board is in full compliance with such requirement.

Board Committees' Composition

The Nominating Committee and the Board review the size, structure, and composition of the Board and its committees, and the need to refresh Board and committee membership.

The following table provides membership information for each Board committee as of the date of this Proxy Statement:

Name	Audit Committee	Internal Audit Committee	Compensation Committee	Nominating Committee	Mergers & Acquisitions Committee
David Kostman				Member	Chair
Rimon Ben-Shaoul	Member				Member
Dan Falk	Member*	Member	Chair	Member	Member
Yocheved (Yochi) Dvir	Member*	Chair	Member
Yehoshua (Shuki) Ehrlich			Member		Member
Leo Apotheker			Member		Member
Joseph (Joe) Cowan	Member				Member
Zehava Simon	Chair	Member	Member

* Accounting & Financial Expert

Members will serve on these standing committees until their resignation or until otherwise determined by the Board.

Board Practices

Pursuant to the Israeli Law, at least one member of the Board must be an “accounting and financial expert” and all external directors must be “professionally qualified.” Under NASDAQ rules, each member of our Audit Committee must be financially literate and at least one of the members must have experience or background that results in such member’s financial sophistication. Our Board of Directors has determined that each of Dan Falk and Yocheved Dvir is an “accounting and financial expert” for purposes of the Israeli Law and is financially sophisticated for purposes of applicable NASDAQ rules. In addition, each of the Audit Committee members is financially literate and all external directors are professionally qualified.

All directors, other than the external directors, are elected at each annual general meeting of the shareholders to serve until the next annual general meeting of the shareholders. The external directors are elected each time for a three-year period as required pursuant to the Israeli Law.

Our corporate governance practices are overseen by the Board and the Board committees. All of our Board committees are headed by an independent director. Our internal audit Committee, Audit Committee and Compensation Committee are headed by an independent director who is also an external director meeting stricter independence requirements pursuant to the Israeli Law.

Our Board and its committees meet regularly throughout the year on a set schedule and hold special meetings as needed. In 2024, all members of the Board participated in at least 91% of the Board and Board committee meetings held during the year, with an average participation rate of 94%.

Our directors are generally entitled to review and retain copies of our documentation and to receive assistance and consultation from external experts, as required to perform their duties as directors.

Board Oversight

•	The Board reviews relevant aspects of risk management of our operations and business strategy and Board committees review risk in their areas of expertise.

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Our Audit Committee operates under a formal charter and oversees our accounting and financial reporting processes and the audit of our financial statements and assists our Board of Directors in monitoring our financial systems and legal and regulatory compliance. The Audit Committee assists the Board with the oversight of our financial reporting, independent auditors and internal controls.

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The Audit Committee also reviews our financial risk management policies, including our investment guidelines, financings and foreign exchange and currency hedging, as well as other financial transactions.

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The Internal Audit Committee oversees our internal audit function, as well as policies and practices for legal, regulatory and internal compliance (other than regarding financial reporting) and reviews policies and practices that may impact our reputation and risk management, including with respect to our cybersecurity risk program.

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The Internal Audit Committee oversees the implementation and enforcement of our company-wide compliance program, that includes our Code of Ethics and Business Conduct, Anti-bribery and Corruption Policy, Insider Trading Policy and Speak Up Procedures. The full text of our Code of Ethics and Business Conduct is available on our website at http://www.nice.com under the “Corporate Responsibility” web page.

•	The Compensation Committee oversees compensation, retention, succession and other human resources-related issues and risks.

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The Nominating Committee recommends candidates for election to our Board pursuant to a written charter and observes set procedures in identifying and evaluating candidates for election to the Board, including consideration of appropriate diversity on the Board of professional background, experience, expertise, perspective and gender.

•	The responsibilities of each standing committee are described in more detail in the Annual Report.

Corporate Governance Practices and Compensation

We maintain a high level of corporate governance practices. In relation to executives' and directors' compensation, we maintain governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders. Accordingly, our Compensation Committee is (and must be) comprised of at least three members of our Board, all of whom are (and must be) independent, including all the statutory external directors. In line with the Israeli Law, we adopted a Compensation Policy that sets the framework and requirements relating to directors' and executives' compensation. We review this policy at least once a year, including review of peer group comparable data. We also require our shareholders to approve such policy at least once every three years. Our current Compensation Policy was approved by our shareholders at our 2023 annual general meeting. Additionally, at our 2024 annual general meeting, our shareholders approved updates to our current Compensation Policy with respect to Executive Equity Award Caps and Performance Mix.

Such Policy framework and requirements provide specific considerations that are reviewed in connection with our executives' compensation, such as performance. The Compensation Policy also sets forth certain limits, such as a cap of annual compensation.

Environmental, Social and Governance (ESG) Report

We are guided by a deep commitment to social contribution, environmental sustainability and corporate citizenship that is ingrained in our core values. For this purpose, the Company has appointed an ESG Steering Committee comprised of managers from the relevant domains within the Company, that oversee all ESG related activities and initiatives in the Company. For further information on our ESG strategy and performance, you may access our most recent ESG Report, which is located on our Corporate Responsibility webpage at www.nice.com/company/corporate-responsibility. The contents of our ESG Report and related supplemental information (including information on our website) are not incorporated by reference into this Proxy Statement nor into any other report or document we file with the SEC.

Diversity

We are dedicated to ensuring equality and diversity and inclusion in our workplace and workforce. We provide an inclusive workplace, a safe environment for women and men of different religions, nationalities, and gender orientations. We believe that our core values should be leveraged for the benefit of our local communities, see additional information on our core values on our Corporate Responsibility webpage at www.nice.com/company/corporate-responsibilityhttps://www.nice.com/company/corporate-responsibility. The contents of the information on our website are not incorporated by reference into this Proxy Statement nor into any other report or document we file with the SEC.

ITEM 1

ELECTION OF DIRECTORS (EXCLUDING “EXTERNAL DIRECTORS”)

Under the Company’s Amended and Restated Articles of Association, the Board is to consist of not less than three and not more than thirteen directors. The Board is currently comprised of 8 directors, including three external directors. Directors of the Company, other than external directors, are elected at each annual general meeting of shareholders to serve until the next annual general meeting of the shareholders. At the Meeting, shareholders will be asked to elect 5 members to the Board, aside from the three external directors of the Company. Of the five nominees, four are currently serving as Board members and one is a new nominee. All the nominees for election qualify as “independent directors” under both the NASDAQ listing rules and Israeli Law and regulations, as discussed below.

The Company’s Board, following approval by the Shareholders, of the resolutions contemplated in this Item 1 shall be comprised of a balanced combination of experienced directors who are familiar with the Company’s business and practices, provide industry acumen and expertise and bring global perspectives to the Board, namely: Messrs. David Kostman, Rimon Ben-Shaul, Leo Apotheker, Joseph (Joe) Cowan, and Ms. Caroline Tsay, who is nominated for election to the Board for the first time. In addition, we have three external directors, appointed as mandated by the Israeli Law, namely: Mr. Dan Falk, Ms. Yocheved Dvir and Ms. Zehava Simon. Each of Mr. Dan Falk and Ms. Yocheved Dvir are nominated for reelection this year, as further detailed in Item 2 of this Proxy Statement. Ms. Zehava Simon was elected for an additional term at the 2024 annual general meeting of shareholders and is continuing her position this year. As stated above, pursuant to the Israeli Law, (i) external directors must meet more stringent independence requirements, (ii) all our Board Committees must be headed by an independent director, that is also an external director, and (iii) all external directors must be members of the Internal Audit Committee and Compensation Committee.  The composition of our Board committees complies with such strict requirements.

In making its determination regarding the nomination of directors, the Nominating Committee and the Board reviewed the composition of the Board and its committees, including the length of service of the members of the Board as a whole and as it relates to each Board committee respectively, the expertise and deep understanding of the Company's business and industry, the contribution of the individual Board members, compliance with regulatory requirements regarding Board and committees' composition and other considerations which the Board deemed appropriate. The Board also considered the chairman’s key leadership role in the current Company’s strategic agenda, including his essential guidance as chairman with respect to the Cognigy transaction, which is expected to close in Q4, and the importance of the chairman’s experience and expertise and his continued guidance and presence during the CEO onboarding process to ensure leadership stability. Results of the evaluation confirm that each director being proposed for election makes an effective and valuable contribution to the Board and its committees, brings in depth knowledge and understanding of the Company's business and industry (attributable to the continuity of the Board members). Additionally, the directors that are being proposed for re-election demonstrate commitment to their role, including making sufficient time for Board and committee meetings and other duties. The Board further noted Institutional Shareholder Services’ (ISS) updated voting proxy guidelines for the Israeli market on over boarded directors, and is committed to address and align with the over boarding guidelines going forward, and in any event no later than the 2026 AGM. The Nominating Committee and the Board believe that the current composition of the Board committees provides an appropriate balance for the effective and professional work of these committees, taking the above elements into consideration.

The Nominating Committee and the Board also considered diversity in its widest sense when reviewing the composition of, and succession planning for, the Board and Board committees. Please see "Corporate Governance" section above for additional information on Company values and disclosure relating to diversity. In this respect, it has been determined that, following the election of the nominees as proposed in this Item 1, the Board will be comprised of a diverse group of highly qualified leaders in their respective fields. Most of our directors have senior leadership experience at major domestic and multinational companies. In these positions, they have gained significant and diverse management experience, including strategic and financial planning, public company financial reporting, compliance, risk management, and leadership development. They also have public company experience serving as executive officers, or on boards of directors and board committees, and have an understanding of corporate governance practices and trends. The Board and the Nominating Committee believe that the nominees’ skills, qualities, attributes, experience and deep knowledge of the Company’s business, provide the Company with business acumen and a diverse range of perspectives to engage each other and management to effectively address the Company’s evolving needs and represent the best interests of its shareholders.

In light of the above and in view of each of the aforementioned nominees’ continued contribution to the work of the Board and its committees and their commitment to their role as well as each of the nominee’s industry acumen and expertise, the combination of the Board as described above, positions the Board with an appropriate balance to address the challenges ahead and ensure the continued growth and success of the Company. The Board believes it would be in the best interest of the Company and its shareholders to approve the composition of the Board as described above. Therefore, the Company’s Nominating Committee, Internal Audit Committee and Board have proposed the following five nominees as the slate of directors (besides the three external directors) to be elected at the Meeting to serve as directors of the Company until the next annual general meeting of the shareholders, or until termination of office according to the Company’s Articles and applicable law: Messrs. David Kostman (Chairman), Rimon Ben-Shaoul, Leo Apotheker, Joseph (Joe) Cowan and Ms. Caroline Tsay.

As previously approved by our shareholders, each non-executive director, including each external director, is entitled to an annual fee of $40,000 and a meeting attendance fee of $1,500 for each Board meeting attended, and $1,000 for each Board committee meeting attended (in each case paid in US dollars or in NIS based on the exchange rate on the date of the approval by shareholders), subject to additional value added tax, as applicable. In addition, our shareholders approved a supplemental annual cash fee for the Chairman of the Board in the amount of NIS 450,000 (equivalent to approximately $122,000), subject to adjustment for changes in the Israeli consumer price index after September 2012. Also, each director of the Company is covered by the Company’s current directors’ and officers' liability insurance policy, as approved by the shareholders, and directors' and officers' indemnification of up to the maximum amount permitted by law, all in accordance with applicable laws, the Company’s Articles and Compensation Policy. In addition, each non-executive director is entitled to an annual equity-based award, as previously approved by our shareholders and pursuant to the terms of the Company’s Compensation Policy. In 2024, the actual grant date value attributed to the 2024 equity grants, calculated as of the date of the 2024 annual general meeting and subject to the limitations under the Compensation Policy, was US$250,000 with respect to each of our directors and US$750,000 with respect to our Chairman.

In accordance with Israel's Companies Law, each of the nominees as described above has certified to us that he or she meets all the requirements of Israel's Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of the Company, taking into account the Company's size and unique needs. In addition, none of the nominated directors have any relationship with the Company. Our Nominating Committee, Internal Audit Committee and Board determined that all of the nominees qualify as “independent directors,” as defined by the NASDAQ listing rules and pursuant to regulations under the Israeli Law.

The following information is provided with respect to each nominee recommended to be elected by the Board of the Company and is based upon the records of the Company and information furnished to it by the nominees.

David Kostman has served as one of our directors since 2001 (with the exception of the period between June 2007 and July 2008), and as our Chairman of the Board since February 2013. Mr. Kostman is currently CEO and board member of publicly traded Teads Holding Co. Mr. Kostman previously served as a board member of publicly traded Unity Inc, Retalix Ltd. (acquired by NCR) and several privately held companies. Mr. Kostman was formerly a Managing Director of Lehman Brothers, Chief Operating Officer and Chief Executive Officer of Delta Galil USA, a subsidiary of the publicly traded Delta Galil Industries Ltd., and President of the International Division and Chief Operating Officer of publicly traded VerticalNet Inc. Mr. Kostman worked in the Investment Banking Division of Lehman Brothers and also NM Rothschild & Sons focusing on the technology and internet sectors. Mr. Kostman holds a B.A. in Law from Tel Aviv University and an M.B.A. in Business Administration from INSEAD.

Rimon Ben-Shaoul has served as one of our directors since September 2001.Between 2001 and 2005, Mr. Ben-Shaoul has served as Co-Chairman, President, and Chief Executive Officer of Koonras Technologies Ltd., a technology investment company controlled by LEADER Ltd., an Israeli holding company. Since 2002 Mr. Ben-Shaoul serves as Chairman of Grand AutoMotive LLP, a private company. Mr. Ben-Shaoul also served as a director of MIND C.T.I Ltd., BVR Systems Ltd. and several private companies. In addition, he served as the President and Chief Executive Officer of Polar Communications Ltd., which manages media and communications investments. Mr. Ben-Shaoul also served as the Chairman of T.A.T Technologies Ltd., a public company listed on NASDAQ and TASE. Between 1997 and 2001, Mr. Ben-Shaoul was the President and Chief Executive Officer of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high-tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd. From 1985 to 1997, Mr. Ben-Shaoul was President and Chief Executive Officer of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries. Mr. Ben-Shaoul holds a Bachelor’s degree in Economics and Statistics and a Master’s degree in Business Administration, both from Tel-Aviv University.

Leo Apotheker has served as one of our directors since August 2013. Mr. Apotheker is currently chairman of the board of privately held BSI AG, Syncron AB, Harvest, and Eudonet. Mr. Apotheker was a member of the board of Schneider SE and the Co-Chief Executive Officer of Burgundy Technology Acquisition Corp. until recently, and the Managing Partner and co-founder of Efficiency Capital SAS, a growth capital advisory firm, from 2012 to 2014. From 2010 to 2011, Mr. Apotheker served as Chief Executive Officer of Hewlett Packard. From 2008 to 2010, he served as Chief Executive Officer of SAP AG. Mr. Apotheker also previously served as the chairman of the board of Unit4, a leading Dutch software company and a member of the board of Taulia Inc. Mr. Apotheker holds a Bachelor’s degree in Economics and International Relations from the Hebrew University of Jerusalem.

Joe Cowan has served as one of our directors since August 2013. Mr. Cowan is currently a director of Auburn University Foundation, StartProto and MachineMetrics, private entities. Until recently, Mr. Cowan served as a director of Drishti Technologies Inc., ChannelAdvidsor, Inc. and SAI Global. From 2013 until 2017, Mr. Cowan was the CEO and director of Epicor. During 2013, Mr. Cowan also served as President of DataDirect Networks, Inc. He also served as a director of DataDirect Networks, Inc. between 2011 and 2013. From 2010 until 2013, Mr. Cowan served as the Chief Executive Officer and President of Online Resources Corp. During 2009, he served as an Operating Executive and Consultant at Vector Capital. From 2007 to 2009, Mr. Cowan served as the Chief Executive Officer of Interwoven Inc. From 2004 to 2006, Mr. Cowan served as the President and Chief Executive Officer of Manugistics Inc. and Manugistics Group Inc. Prior to that, Mr. Cowan served in various senior executive positions, including as the Chief Operating Officer of Baan Co. NV and Avantis GOB NV. Mr. Cowan has also served on the board of directors of Blackboard Inc., as well as several private companies. Mr. Cowan holds an M.S. degree in Electrical Engineering from Arizona State University and holds a B.S. degree in Electrical Engineering from Auburn University.

Caroline Tsay has been a director of Semrush Holdings, Inc. (NYSE: SEMR) since May 2025, a director of The Coca-Cola Company (NYSE: KO) since April 2018 and a director of Morningstar, Inc. (NASDAQ: MORN) since May 2017. She served as Chief Executive Officer and as a director of Compute Software, Inc., a Mountain View, California-based cloud optimization software company that she co-founded, from January 2017 to November 2022. Ms. Tsay previously served as a director of Rosetta Stone Inc. from December 2014 to July 2018, and as a director of Travelzoo Inc. (NASDAQ: TZOO) from August 2015 to May 2017. Ms. Tsay served as Vice President and General Manager of Software at Hewlett Packard Enterprise Company (NYSE: HPE). Prior to HPE, Ms. Tsay held six years of product leadership roles across the consumer search, e-commerce, and advertising businesses at Yahoo! Inc. Prior to joining Yahoo! in 2007, she spent three years at IBM Global Services as a senior consultant in supply chain and customer relationship management. Ms. Tsay remains active in the technology industry as an investor in venture capital funds and serves as an advisor to venture capital backed companies. Ms. Tsay earned a B.S. in computer science and an M.S. in management science and engineering, both from Stanford University.

It is proposed that at the Meeting the following resolutions be adopted:
1.A.	“RESOLVED, that Mr. David Kostman be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”
1.B.	“RESOLVED, that Mr. Rimon Ben-Shaoul be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”
1.C.	“RESOLVED, that Mr. Leo Apotheker be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”
1.D.	“RESOLVED, that Mr. Joseph (Joe) Cowan be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”
1.E.	“RESOLVED, that Ms. Caroline Tsay be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

Required Vote

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy (or, with regards only to Shares held in Tel Aviv Stock Exchange by electronic voting), and voting on the matter, is required for the approval of the election of each nominee.

The Board recommends a vote FOR the approval of each of the proposed resolutions.

ITEM 2

RE-ELECTION OF EXTERNAL DIRECTORS

Pursuant to the requirements under the Israeli Law, the Company should appoint at least 2 external directors, and the external directors are elected by the shareholders for three-year terms. All of the external directors of a company must be members of its internal audit committee and compensation committee, and each other committee of a company’s board of directors that is authorized to exercise powers of the board of directors must include at least one external director. The Company has fully complied with these requirements.

The Company currently has three external directors. Ms. Zehava Simon was last elected by the shareholders of the Company at the Annual General Meeting that took place on July 3, 2024 and is therefore continuing her tenure this year. Each of Mr. Dan Falk and Ms. Yocheved Dvir were last elected by the shareholders of the Company at the Annual General Meeting that took place on June 22, 2022 and each of them is being nominated for reelection this year. Our Nominating Committee, Internal Audit Committee and Board resolved to recommend that our shareholders elect each of Mr. Dan Falk and Ms. Yocheved Dvir as an external director for an additional term of three years.

The reasons underlying this resolution include Mr. Falk’s and Ms. Dvir’s vast business experience and financial expertise, and their knowledge of the Company, its markets and related fields of operations. Furthermore, Mr. Falk has been serving as the Chair of the Compensation Committee of the Board and Ms. Dvir has been serving as the Chair of the Internal Audit Committee. The entire Board sees great value in their continued service and maintaining their respective roles. Following consideration of these and other factors, the Nominating Committee, Internal Audit Committee and Board believe that each of Mr. Falk’s and Ms. Dvir’s continued service as external directors is in the best interests of the Company and its shareholders.

To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its “affiliates,” as such terms are defined in the Israeli Law. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director.  The Company’s Internal Audit Committee has determined that each of Mr. Dan Falk and Ms. Yocheved Dvir fully meets these qualifications.

Each of Mr. Falk’s and Ms. Dvir’s current three-year term will end on December 31, 2025. The Nominating Committee, Internal Audit Committee and Board resolved to recommend that pursuant to the Companies Law and the Company’s Articles of Association, each of Mr. Falk and Ms. Dvir’s re-election will become effective on January 1, 2026.

As an external director, each of Mr. Dan Falk and Ms. Yocheved Dvir shall be entitled to receive compensation identical to that granted to the other non-executive directors from time to time, namely, the annual and per meeting fees, equity grants, as well as directors' and officers' indemnification and liability insurance, as previously approved at our annual general meetings of shareholders, and as will be amended or approved from time to time. See Item 1 herein for details regarding the cash and equity-based compensation and liability insurance of the Company's non-executive directors, including external directors. Changes from time to time in the aforementioned compensation terms during a term of service as an external director shall be in accordance with applicable laws and regulations.

A brief biography of Mr. Dan Falk and Ms. Yocheved Dvir is set forth below:

Dan Falk has served as one of our external directors since 2001. Mr. Falk is currently a board member and the Chair of the audit committee of each of Innoviz Technologies Ltd. and Evogene Ltd. Mr. Falk also served on the board of directors of each of Attunity Ltd. and Orbotech Ltd. and until recently also served on the board of directors of Ormat Technologies Inc. From 1999 to 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which was Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank.  Mr. Falk holds a Bachelor’s degree in Economics and Political Science and a Master’s degree in Business Administration, both from the Hebrew University of Jerusalem.

Yocheved Dvir has served as one of our external directors since January 2008. Since 2000, Ms. Dvir has served as a strategic advisor in business development affairs to multiple companies and initiatives. Ms. Dvir also serves on the board of directors of  Harel Insurance. She previously served on the board of directors of Menorah Insurance Company, Xenia Venture Capital, Endey Med, Alrov Real Estate, Visa Cal, Trendline Business Information & Communications Ltd., Israel Corporation Ltd., ECI Telecom Ltd., Strauss Industries Ltd., Phoenix Holding and Phoenix Insurance Co. Between 1990 and 2000, Ms. Dvir served as a Senior Vice President of the Migdal Group. Ms. Dvir joined the Migdal Group in 1981 and, until late 2000, held a number of senior financial and managerial positions, including Head of the Group’s Economics Department (1986-1988), Head of the Group’s Corporate Office from 1989 to 1992, Head of the Group’s General Insurance Division and Corporate Office from 1993 to 1997, Group CFO from 1997 to 1999, and Head of the Group’s Strategic Development Division and Marketing Array and Risk Manager in 2000. Ms. Dvir holds a Bachelor’s degree in Economics and Statistics from the University of Haifa and completed studies towards a second degree in Statistics from the Hebrew University of Jerusalem.

It is proposed that at the Meeting the following resolution be adopted:
2.A.	“RESOLVED, that Mr. Dan Falk be elected to a three-year term as external director of the Company, effective as of January 1, 2026.”
2.B	“RESOLVED, that Ms. Yocheved Dvir be elected to a three-year term as external director of the Company, effective as of January 1, 2026.”

Required Vote

Under the Israeli Law, the election of an external director requires the affirmative vote of a majority of the shares present, in person or by proxy or by electronic voting, and voting on the matter; provided that the shares voted in favor of the election include at least a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter, except for personal interest that is not a result of such shareholder’s relation to the "controlling shareholders", pursuant to the requirements and as defined under the Israeli Law, or that the total number of shares voted by shareholders who are not “controlling shareholders” and do not have such a "personal interest" in such matter, that were cast against such resolutions, do not exceed two percent of the aggregate voting rights in the Company.

The Israeli Law requires that each shareholder voting on the proposed resolutions indicate whether such shareholder is a controlling shareholder or has such a personal interest in the proposed resolutions.

Under the Israeli Law, a "personal interest" of a shareholder includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer. An interest arising solely from the ownership of our Shares is not considered a "personal interest".

We consider it highly unlikely that any of our shareholders is a controlling shareholder or has a relevant personal interest in this proposal.  The proxy card includes a box you can mark to confirm whether you are a controlling shareholder or have a personal interest in this matter. To avoid confusion, unless indicated otherwise, each holder of Shares voting by means of the enclosed proxy card or a voting instruction form (including by voting electronically via MAGNA), will be deemed to confirm that such shareholder is NOT a controlling shareholder and does NOT have a relevant personal interest in this proposal. If you are a controlling shareholder or have a relevant personal interest in this proposal and would like to vote on this proposal, please contact the Company's Corporate Secretary and General Counsel, at +972-9-775-3777 or Alon.Levy@nice.com for instructions on how to vote your Shares or, if you hold your ADSs in "street name," you may contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE may indicate whether they are a controlling shareholder or have a personal interest on the form of voting card that we have filed via MAGNA (if voting manually) or on the electronic voting form (if voting electronically via MAGNA).

The Board recommends a vote FOR approval of the proposed resolutions.

ITEM 3

AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION

The Company proposes to adopt at the Meeting an amendment to its Articles of Association, as described below.

Background

Under the Companies Law, any amendment to a public company’s articles of association requires approval by the company’s shareholders. Under the Company’s existing Articles of Association (the “Current Articles”), any amendment of the Current Articles shall require the approval of the holders of a simple majority of the voting power represented at the General Meeting in person or by proxy or by written ballot, as shall be permitted, and voting thereon.

The Current Articles were last amended in an extraordinary meeting of shareholders of the Company, held on December 21, 2016. As part of our ongoing commitment to maintain corporate governance best practices and adhere to changing market practices and regulatory environment, as well as due to gained experience with our Current Articles, we propose to amend selected articles within our Current Articles. These modifications aim to (i) benchmark our corporate framework against market standards and practices, (ii) accommodate updates to the regulations promulgated under the Companies Law, including the Companies Regulations (Reliefs for Israeli Public Companies Listed on Stock Exchanges Outside of Israel) 5760-2000, and (iii) address miscellaneous administrative updates for the purposes of corporate “housekeeping”, such as the clarification of ambiguous language, and the incorporation of various updates that will improve the coherence and accuracy of our Articles of Association, reflecting the various regulatory updates that have been adopted.

General

The proposed main amendments to the Current Articles are described below and are marked in the revised version of the Current Articles attached to this Proxy Statement as Exhibit A (the “Amended Articles”).

1.
Definitions; Interpretation: In Section 1 of the Current Articles, the definition of “Companies Law”, which includes a reference to the regulations thereto, shall be amended to clarify that the Companies Law will be read to include the regulations promulgated under the Companies Law from time to time.

2.
Record Date for General Meetings: Section 15 of the Current Articles shall be amended to reflect that the Record Date shall be determined in line with the minimum and maximum period permitted pursuant to the Companies Law and the regulations promulgated thereunder from time to time.

3.	Shareholder Proposal:

(i) Section 18(a) of the Current Articles shall be amended to reflect that the holding requirements that apply to a Shareholder Proposal that concerns the request to include a certain item on the agenda of a General Meeting shall be determined in line with the minimum and maximum period permitted pursuant to the Companies Law and the regulations promulgated thereunder from time to time.

(ii) In Section 18(a) and (b) of the Current Articles, an amendment will be added to regulate the procedure by which a shareholder is allowed to request the Board to include items on the agenda of a General Meeting, or to request the convening of a Special General Meeting (a “Proposing Shareholder”). In such an event, a Proposing Shareholder will provide, among other things, share holdings’ data, and describe arrangements and transactions relating to the matter and/or between the Proposing Shareholder and other Proposing Shareholders.

This amendment is designed to establish clear guidelines by which the Board may reasonably articulate specific requirements from shareholders, clarifying the procedures relating to inclusion of items on the agenda of a General Meeting and to convening of a shareholders’ meeting, which will be in line with the Companies Law and the regulations promulgated thereunder. We believe that the establishment of this procedure in our Amended Articles, in line with the Companies Law, serves our shareholders in providing a clearer view of the legal framework governing the Company’s corporate procedures.

(iii) Section 18(c) of the Current Articles shall be amended to reflect that the holding requirements that apply to a Shareholder Proposal that concerns the request to convene a Special General Meeting shall be determined in line with the minimum and maximum period permitted pursuant to the Companies Law and the regulations promulgated thereunder from time to time.

4.
Notice of General Meetings: Section 20(a) of the Current Articles shall be amended to reflect that the minimum period and maximum period with respect to a prior notice period of every General Meeting shall be determined in line with the minimum and maximum period permitted pursuant to the Companies Law and the regulations promulgated thereunder from time to time. In addition, the Section 20(a) shall be amended to remove the requirement to publish a notice of an annual general meeting in newspapers, which is no longer required under the Companies Law.

5.
Continuing Directors in the Event of Vacancies: Section 34(a) of the Current Articles shall be amended to clarify that any vacancy in the Board of Directors, however occurring, including a vacancy resulting from the number of Directors serving being less than the maximum number stated in the Current Articles, may be filled by a vote of a majority of the Directors then in office, even if less than quorum. A Director elected to fill a vacancy shall be elected to hold office until the next annual General Meeting.

6.
Declaration of Dividends: Section 44 shall be amended to reflect that a resolution by the Board of Directors concerning a distribution by share repurchase shall be adopted in line with the Companies Law and the regulations promulgated thereunder from time to time.

We believe that enhancement to our Amended Articles in line with the Companies Law and the regulations promulgated thereunder serve our shareholders that will be provided with a clearer view of the legal framework governing the Company’s corporate procedures.

It is clarified that in case the Amended Articles are not approved - the Current Articles will remain in full force and effect.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the amendments to the Company’s Articles of Association described in item 3 of this Proxy Statement and attached to this Proxy Statement as Exhibit A, be, and are hereby, approved.”

Required Vote

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy (or, with regards only to Shares held in Tel Aviv Stock Exchange by electronic voting), and voting on the matter, is required for the approval of this matter.

The Board recommends a vote FOR approval of this proposed resolution.

ITEM 4

APPROVAL OF THE EMPLOYEE SHARE PURCHASE PLAN

Purpose

Our Board of Directors believes it is in the best interests of the Company and its shareholders to approve the Employee Share Purchase Plan attached to this Proxy Statement as Exhibit B (the “ESPP” or the “Plan”). The Employee Stock Purchase Plan is designed to provide eligible employees of the Company and certain of its subsidiaries and affiliates with an opportunity to acquire an equity interest in the Company through payroll deductions used to purchase of the Company’s shares on favorable terms. The purpose of the plan is to foster a sense of ownership and long-term commitment among employees. By enabling employees to acquire the Company’s shares, the plan helps align their interests with those of the Company’s shareholders, reinforces accountability and performance orientation, and supports employee retention and engagement.

Effective August 13, 2025, our Board of Directors approved the ESPP, subject to the approval of the shareholders. The ESPP is designed to allow Eligible Employees of the Company and its Designated Entities to acquire a share ownership interest in the Company.

A “Designated Entity” means any Subsidiary or Affiliate that has been designated by the Administrator of the Plan in its sole discretion as eligible to participate in an Offering under the Plan.

The ESPP permits two types of Offerings: a Section 423 Offering and a Non-Section 423 Offering. “Section 423 Offering” means an Offering that is intended to qualify as an “employee stock purchase plan” under Section 423 of the U.S. Internal Revenue Code of 1986 (the “Code”). “Non-Section 423 Offering” means an Offering that is not intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. For purposes of any Section 423 Offering, only the Company and its Subsidiaries may be Designated Entities, provided that a Subsidiary that is a Designated Entity under a Section 423 Offering may not simultaneously be a Designated Entity under a Non-Section 423 Offering.

Unless otherwise determined by the Board, the Administrator of the Plan shall be the Compensation Committee of the Board (or any other committee or subcommittee of the Board to which the Board delegates administration of the Plan).

This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, which is attached to this proxy statement as Exhibit B.

Shares Subject to the Plan;

Subject to the provisions of the Plan, the aggregate number of Shares that may be issued or transferred pursuant to rights granted under the Plan shall be 1,000,000 Shares (the “ESPP Share Pool”). To the extent required, future increases to the ESPP Share Pool shall be brought for approval of the Shareholders.

In establishing the ESPP Share Pool, our Board considered the potential dilutive impact to shareholders, the projected participation rate over a significant multi-year term and equity plan guidelines established by certain proxy advisory firms. The ESPP Share Pool, together with the share pool issuable as well as the outstanding awards (granted and unvested) under our existing equity plans, represent a total of 7.96% of our fully diluted share capital as of August 18, 2025.

Eligibility and Participation

An Eligible Employee means an employee of the Company or a Designated Entity. Any Eligible Employee who shall be employed by the Company or a Designated Entity on a given Enrollment Date for an Offering Period shall be eligible to participate in the Plan during such Offering Period, subject to the requirements of the Plan and the applicable offering documents.

An Eligible Employee may become a Participant in the Plan for an Offering Period by delivering a subscription agreement to the Company by such time prior to the Enrollment Date for such Offering Period, and in accordance with such procedure, as the Company provides.

Each subscription agreement shall designate a whole percentage or a fixed dollar amount, as designated by the Administrator, of such Eligible Employee’s Compensation to be withheld by the Company or the Designated Entity employing such Eligible Employee on each payday during the Offering Period as payroll deductions under the Plan. The percentage of Compensation designated by an Eligible Employee may not be less than 1% and may not be more than the maximum percentage specified by the Administrator in the applicable Offering Document (which maximum percentage shall be 15% in the absence of any such designation) as payroll deductions; and the fixed dollar amount of Compensation designated by an Eligible Employee may not be more than the maximum dollar amount specified by the Administrator in the applicable Offering Document; provided that, in no event shall the actual amount withheld on any payday hereunder exceed the net amount payable to the Eligible Employee on such payday after taxes and any other applicable deductions therefrom.

Offering Periods; Offering Documents; Grant and Exercise of Rights;

The Administrator of the Plan may from time to time grant or provide for the grant of rights to purchase Shares under the Plan to Eligible Employees during one or more periods (each, an “Offering Period”) selected by the Administrator.  The terms and conditions that are applicable to each Offering Period shall be set forth in an “Offering Document” adopted by the Administrator from time to time. The Administrator may establish in each Offering Document the Enrollment Date, that is the first trading day of the Offering Period, and one or more Purchase Periods within such Offering Period during which rights granted under the Plan shall be exercised and purchases of Shares carried out in accordance with such Offering Document and the Plan. The provisions of separate Offerings or Offering Periods under the Plan may be partially or wholly concurrent and need not be identical.

On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period shall be granted a right to purchase the maximum number of Shares according to the Offering Document and the terms of the Plan, and shall have the right to buy, on each Purchase Date (as defined below), at the applicable Purchase Price (as defined below), such number of Shares as is determined by dividing the applicable employee’s payroll deductions by the applicable Purchase Price.

The “Purchase Date” shall mean the last trading day of each Purchase Period, or such other date as determined by the Administrator.

The “Purchase Price”  means, unless otherwise determined by the Administrator with respect to an Offering, 100% of the fair market value of a Share on the last trading day preceding the Purchase Date; provided, however, that a Purchase Price shall not be less than eighty-five percent (85%) of the fair market value of a Share on the Enrollment Date or on the Purchase Date, whichever is lower.

Adjustments upon Changes in Shares

In the event that the Administrator determines that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), share split, change in control, reorganization, merger, amalgamation, consolidation, combination, repurchase, redemption, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or other similar corporate transaction or event,  affects the Shares such that an adjustment is determined by the Administrator to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any outstanding purchase rights under the Plan, the Administrator shall make equitable adjustments, including during an Offering Period and/or a Purchase Period, if any, to reflect such change, at its discretion.

Amendment, modification and termination

The Administrator may amend, suspend or terminate the Plan at any time and from time to time; provided, however, that approval of the Company’s shareholders shall be required to amend the Plan to increase the aggregate number, or change the type, of shares that may be sold pursuant to rights under the Plan or as may otherwise be required under Section 423 of the Code with respect to Section 423 Offerings or as may otherwise be required by applicable stock exchange requirements or Applicable Law.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Employee Share Purchase Plan, as described in Item 4 of the Proxy Statement and attached to this Proxy Statement as Exhibit B and upon the terms detailed therein, be, and hereby is, approved.”

Required Vote

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy (or, with regards only to Shares held in Tel Aviv Stock Exchange by electronic voting), and voting on the matter, is required for the approval of this matter.

The Board recommends a vote FOR approval of this proposed resolution.

ITEM 5

REAPPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors until the next annual general meeting of the Company. The reappointment has been recommended by the Company’s Audit Committee and Board of Directors. Kost Forer Gabay & Kasierer, CPA, has no relationship with the Company or with any affiliate of the Company, except as auditors, and, to a certain extent, as tax consultants. The shareholders will also be asked to authorize the Board to set the remuneration of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company’s Audit Committee, as contemplated by the Sarbanes-Oxley Act of 2002.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Kost Forer Gabay & Kasierer, CPA, a member of Ernst & Young Global, be reappointed as the independent auditors of the Company until the next annual general meeting of the Company, and that the Board of Directors of the Company be authorized to set their remuneration in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of the Company.”

Required Vote

The affirmative vote of the holders of a majority of the Shares present, in person, by proxy or by electronic voting, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM  6

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

The Company’s audited financial statements for the year ended December 31, 2024 are included in the Company’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission (SEC) on March 19, 2025. The Annual Report is also available on the Company’s website at www.nice.com. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. The Company will hold a discussion with respect to the financial statements at the Meeting.

This item will not involve a vote of the shareholders.

By Order of the Board of Directors,

Alon Levy
Vice President, General Counsel and Corporate Secretary

Date: August 21, 2025

Exhibit A
As amended and restated
on  September 30, 2025

THE COMPANIES LAW, 5759-1999

A COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

NICE LTD.

1.            Definitions; Interpretation

(a)          “Companies Law” - the Israeli Companies Law, 5759-1999 as the same shall be amended from time to time, or any other law which shall replace that Law, together with any amendments thereto and regulations ~~thereto~~promulgated thereunder from time to time.

(b)          “Companies Ordinance” - those sections of the Israeli Companies Ordinance [New Version] 5743-1983 that shall remain in force after the date of the coming into force of the Companies Law, as the same shall be amended from time to time.

(c)          Unless the subject or the context otherwise requires: words and expressions defined in the Companies Law and in the Companies Ordinance, as the case may be, shall have the same meanings herein; words and expressions importing the singular shall include the plural and vice versa; words and expressions importing the masculine gender shall include the feminine gender; and words and expressions importing persons shall include bodies corporate.

(d)          The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction of any provision hereof.

2.            Object and Purpose of the Company

The object and the purpose of the Company are as set forth in Section 2 of the Memorandum of Association of the Company.

3.            Limitation of Liability

The liability of the shareholders of the Company is limited as set forth in Section 3 of the Memorandum of Association of the Company.

SHARE CAPITAL

4.            Share Capital

The share capital of the Company is one hundred and twenty five million New Israeli Shekels (NIS 125,000,000) divided into one hundred and twenty five million (125,000,000) Ordinary Shares of nominal value of NIS 1.00 each (“Ordinary Shares”).

5.            Increase of Share Capital

(a)          The Company may, from time to time, by resolution of the shareholders, whether or not all the shares then authorized have been issued, resolve to increase its share capital by the creation of new shares.  Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as such resolution shall provide.

(b)          Except to the extent otherwise provided in such resolution, such new shares shall be subject to all the provisions applicable to the shares of the original share capital.

6.            The Rights of Ordinary Shares

The Ordinary Shares confer upon the holders thereof all rights accruing to a shareholder of the Company, as provided in these Articles, including, inter alia, the right to receive notices of (in the manner proscribed in Articles 20 and 50 of these Articles), and to attend, shareholder meetings of the shareholders; for each share held - the right to one vote at all shareholders' meetings for all purposes, and to share equally, on a per share basis, in such dividends as may be declared by the Board of Directors in accordance with the terms of these Articles and the Companies Law; and upon liquidation or dissolution, the right to participate in the distribution of any surplus assets of the Company legally available for distribution to shareholders after payment of all debts and other liabilities of the Company, in accordance with the terms of these Articles and the law. All Ordinary Shares rank pari passu in all respects with each other.

7.            Special Rights; Modifications of Rights

(a)          Subject to the provisions of any law, the Company may, from time to time, by resolution of the shareholders, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in such resolution.

(b)          (i)          If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or abrogated by the Company, by a shareholder resolution, subject to the consent of the holders of a majority of the voting power of such class by written consent or at a separate General Meeting of the holders of the shares of such class.

(ii)          The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate General Meeting of the holders of the shares of a particular class.

(iii)          Unless otherwise provided by these Articles, the enlargement of an existing class of shares, or the issuance of additional shares thereof, shall not be deemed, for purposes of this Article 7(b), to modify or abrogate the rights attached to the previously issued shares of such class or of any other class.

8.          Consolidation, Subdivision, Cancellation and Reduction of Share Capital

(a)          The Company may (subject, however, to the provisions of Article 7(b) hereof and to applicable law), from time to time, by resolution of the Company’s shareholders:

(i)           consolidate and divide all or any of its issued or unissued share capital into shares of larger nominal value than its existing shares,

(ii)         subdivide its shares (issued or unissued) or any of them, into shares of smaller nominal value than is fixed by these Articles (subject to the provisions of the Companies Law), and the shareholders resolution whereby any share is subdivided may determine that, as among the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred or deferred rights or rights of redemption or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares.

(iii)         cancel any shares which, at the date of the adoption of such resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled, or

(iv)          reduce its share capital in any manner, and with and subject to any incident authorized, and consent required, by law.

(b)          With respect to any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, including, inter alia, resort to one or more of the following actions:

(i)           determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into each share of larger nominal value;

(ii)          allot, in contemplation of or subsequent to such consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iii)         redeem, in the case of redeemable preference shares, and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iv)         cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees to pay the transferors the fair value of fractional shares so transferred, and the Board of Directors is hereby authorized to act as agent for the transferors and transferees with power of substitution for purposes of implementing the provisions of this sub-Article 8(b)(iv).

(c)          The notice of a General Meeting with respect to the adoption of a resolution under Article 8(a) above, shall specify the actions to be adopted by the Board of Directors under Article 8(b) above.

SHARES

9.            Issuance  of Share Certificates; Replacement of Lost Certificates

(a)          Share certificates of issued shares shall, if issued, be issued under the seal or the rubber stamp of the Company or the Company printed name, and shall bear the signatures of two Directors, or of one Director and of the Secretary of the Company, or of any other person or persons authorized thereto by the Board of Directors.

(b)          Each shareholder, registered in the Register of Shareholders (as defined in the Companies law), shall be entitled to one numbered certificate for all the shares of any class registered in his name, or if the Board of Directors so approves, to several certificates, each for one or more of such shares, in the form as shall be determined by the Board of Directors and according to the law.

(c)          A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register of Shareholders in respect of such co-ownership.

(d)          If a share certificate is defaced, lost or destroyed, it may be replaced, provided that the original certificate is presented to and destroyed by the Board of Directors or it is proved to the satisfaction of the Board of Directors that the certificate has been lost or destroyed, and upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity or security, as the Board of Directors may think fit.

10.          Allotment of Shares

The unissued shares shall be under the control of the Board of Directors, who shall have the power to allot shares or otherwise dispose of them to such persons, on such terms and conditions (including inter alia terms relating to calls as set forth in Article 11(f) hereof), and either at par or at a premium, and at such times, as the Board of Directors may think fit, and the power to grant to any person the option to acquire from the Company any shares, either at par or at a premium, during such time and for such consideration as the Board of Directors may think fit.

11.          Calls on Shares; Forfeiture and Surrender

(a)          The Board of Directors may, from time to time, make such calls as it may think fit upon a shareholder in respect of any sum unpaid in respect of shares held by such shareholder which is not, by the terms of allotment thereof or otherwise, payable at a fixed time, and each shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such time(s) may be thereafter extended and/or such person(s) or place(s) changed.  Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all shares in respect of which such call was made.

(b)          Notice of any call shall be given in writing to the shareholder(s) in question not less than fourteen (14) days prior to the time of payment, specifying the time and place of payment, and designating the person to whom such payment shall be made, provided, however, that before the time for any such payment, the Board of Directors may, by notice in writing to such shareholder(s), revoke such call in whole or in part, extend such time, or alter such person and/or place.  In the event of a call payable in installments, only one notice thereof need be given.

(c)          If, by the terms of allotment of any share or otherwise, any amount is made payable at any fixed time, every such amount shall be payable at such time as if it were a call duly made by the Board of Directors and of which due notice had been given, and all the provisions herein contained with respect to such calls shall apply to each such amount.

(d)          The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof and all interest payable thereon.

(e)          Any amount unpaid in respect of a call shall bear interest from the date on which it is payable until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and at such time(s) as the Board of Directors may prescribe.

(f)          Upon the allotment of shares, the Board of Directors may provide for differences among the allottees of such shares as to the amount of calls and/or the times of payment thereof.

(g)          If any shareholder fails to pay any amount payable in respect of a call, or interest thereon as provided for herein, on or before the day fixed for payment of the same, the Company, by resolution of the Board of Directors, may at any time thereafter, so long as the said amount or interest remains unpaid, forfeit all or any of the shares in respect of which said call had been made. Any expense incurred by the Company in attempting to collect any such amount or interest, including, inter alia, attorneys' fees and costs of suit, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of the amount payable to the Company in respect of such call.

(h)          Upon the adoption of a resolution of forfeiture, the Board of Directors shall cause notice thereof to be given to such shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable within a period stipulated in the notice (which period shall not be less than fourteen (14) days and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to the expiration of such period, the Board of Directors may nullify such resolution of forfeiture, but no such nullification shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

(i)          Whenever shares are forfeited as herein provided, all dividends theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(j)          The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.

(k)          Any share forfeited or surrendered as provided herein shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of as the Board of Directors thinks fit.

(l)          Any shareholder whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 11(e) above, and the Board of Directors, in its discretion, may enforce the payment of such moneys, or any part thereof, but shall not be under any obligation to do so.  In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing by the shareholder in question (but not yet due) in respect of all shares owned by such shareholder, solely or jointly with another, and in respect of any other matter or transaction whatsoever.

(m)          The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it thinks fit, but no such nullification shall stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 11.

(n)          Except to the extent the same may be waived or subordinated in writing and to the extent permitted by applicable law, the Company shall have a first and paramount lien upon all the shares registered in the name of each shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his debts, liabilities and engagements arising from any cause whatsoever, solely or jointly with another, to or with the Company, whether the period for the payment, fulfillment or discharge thereof shall have actually arrived or not. Such lien shall extend to all dividends from time to time declared in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

(o)          The Board of Directors may cause the Company to sell any shares subject to such lien when any such debt, liability or engagement has matured, in such manner as the Board of Directors may think fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such shareholder, his executors or administrators.

(p)          The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such shareholder (whether or not the same have matured), or any specific part of the same (as the Company may determine), and the residue (if any) shall be paid to the shareholder, his executors, administrators or assigns.

TRANSFER OF SHARES

12.          Effectiveness and Registration

No transfer of shares shall be registered in the Register of Shareholders unless a proper instrument of transfer (in form and substance satisfactory to the Secretary of the Company) has been submitted to the Company, together with such other evidence of title as the Board of Directors may reasonably require.  Until the transferee has been registered in the Register of Shareholders in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof.

TRANSMISSION OF SHARES

13.          Decedents' Shares

(a)          In case of a share registered in the names of two or more holders established by law, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 13(b) have been effectively invoked.

(b)          Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title), shall be registered as a shareholder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

14.          Receivers and Liquidators

(a)          The Company may recognize the receiver, liquidator or similar official of any corporate shareholder in winding-up or dissolution, or the receiver, trustee or similar official in bankruptcy or in connection with the reorganization of any shareholder, as being entitled to the shares registered in the name of such shareholder.

(b)          The receiver, liquidator or similar official of a corporate shareholder in winding-up or dissolution, or the receiver, trustee or similar official in bankruptcy or in connection with the reorganization of any shareholder, upon producing such evidence as the Board of Directors may deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title, shall with the consent of the Board of Directors (which the Board of Directors may grant or refuse in its absolute discretion), be registered as a shareholder in respect of such shares in the Register of Shareholders, or may, subject to the regulations as to transfer herein contained, transfer such shares.

RECORD DATE WITH RESPECT TO OWNERSHIP OF SHARES

15.          Record Date for General Meetings

The shareholders entitled to receive notice of, to participate in and to vote thereon at a General Meeting, or to express consent to or dissent from any corporate action in writing, shall be the shareholders on the date set in the resolution of the Board of Directors to convene the General Meeting, provided that, such date shall not be earlier than ~~forty (40) days prior to~~ the ~~date of~~minimum period permitted under the ~~General Meeting~~Companies Law and not ~~later~~more than ~~four (4) days~~ the maximum period permitted under the Companies Law prior to the date of such General Meeting, or different periods as shall be permitted by law or applicable regulations. A determination of shareholders of record with respect to a General Meeting shall apply to any adjournment of such meeting.

16.          Record Date for Distribution of Dividends

The shareholders entitled to receive dividends shall be the shareholders on the date upon which it was resolved to distribute the dividend or at such later date as shall be provided in the resolution in question.

GENERAL MEETINGS

17.          General Meetings

  (a)  An Annual General Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding Annual General Meeting) and at such place either within or without the State of Israel as may be determined by the Board of Directors.

  (b)          All General Meetings other than Annual General Meetings shall be called "Special General Meetings." The Board of Directors may, whenever it thinks fit, convene a Special General Meeting at such time and place, within or without the State of Israel, as may be determined by the Board of Directors. Special General Meetings may also be convened upon requisition in accordance with the Companies Law.

18.          Shareholder Proposals

              (a)        ~~A~~ Subject to the provisions of the Companies Law, a shareholder ~~(including two or more shareholders that are acting in concert, a "Proposing Shareholder")~~ holding ~~one percent or more~~ not less than the applicable percentage of the outstanding voting rights in the Company ~~may~~ that entitles such shareholder to request~~, subject to Section 66(b) of the Companies Law, that~~ the Board of Directors include a ~~proposal~~certain item on the agenda of ~~a~~the General Meeting ~~to be held in the future~~(including two or more shareholders that are acting in concert, a "Proposing Shareholder"), may so request, provided that the Board of Directors determines that such item is appropriate to be considered at a General Meeting under the Companies Law and these Articles, and provided further that the Proposing Shareholder gives timely notice of such request in writing (a "Proposal Request") to the Secretary of the Company, the Chief Executive Officer, and the Chairman of the Company and the Proposal Request complies with all the requirements of this Article 18, these Articles and applicable law and stock exchange rules. To be considered timely, a Proposal Request must be delivered, either in person or by certified mail, postage prepaid, and received at the principal executive office of the Company, by the applicable deadline under the Companies Law, these Articles and any applicable law. The announcement of an adjournment or postponement of a General Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above.

              (b)       ~~The~~ In addition to any information required to be included under any applicable law, the Proposal Request ~~shall~~must set forth (i) the name, business address, telephone number and fax number ~~or~~and email address of the Proposing Shareholder (or each member of the group constituting the Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity, (ii) the number of Ordinary Shares held by the Proposing Shareholder, directly or indirectly, and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company and the Board of Directors of the record holding of such shares by the Proposing Shareholder(s) as of the date of the Proposal Request, which complies with the Companies Law, and, if such Proposing Shareholder is not the holder of record of any such Ordinary Shares, a written statement from the holder of record or authorized bank, broker, depository or other nominee, as the case may be, indicating the number of Ordinary Shares the Proposing Shareholder is entitled to vote as of a date that no more than ten (10) days prior to the date of delivery of the Proposal Request, as well as a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the General Meeting, (iii) any agreements, arrangements, understandings or relationships between the Proposing Shareholder and any other person with respect to any securities of the Company or the subject matter of the Proposal Request, (iv) the matter requested to be included on the agenda of a General Meeting, all information related to such matter and all supporting documentation, the Proposing Shareholder's purpose in making the Proposal Request, (v) the complete text in the English language of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting and, if the Proposing Shareholder wishes to have a statement in support of the Proposing Shareholder's proposal included in the Company's proxy statement, a copy of such statement, which shall be in the English language and shall not exceed 500 words~~, (vi) a statement of whether the Proposing Shareholder~~. The Board of Directors may revise the matter’s text, to comply with the Companies Law. (vi) a description of all arrangements or understandings between the Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a statement signed by all Proposing Shareholder(s) of whether the Proposing Shareholder(s) has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, ~~and~~ (vii) if the proposal of the Proposing Shareholder is to nominate a candidate for election to the Board of Directors, (A) a declaration signed by the nominee and the other information required under Section 224B of the Companies Law, (B) to the extent not otherwise provided in the Request Proposal, the information in respect of the nominee as would be provided in response to the disclosure requirements of Item 6A (directors and senior management), Item 6E (share ownership) and Item 7B (related party transactions) of Form 20-F of the U.S. Securities and Exchange Commission, (C) a representation of whether the nominee meets the objective criteria for an independent director of the Company under the listing rules of the NASDAQ Stock Market (or such other stock exchange on which the Ordinary Shares are then listed) and if not, then an explanation of why not, and (D) a statement signed by the nominee that he consents to be named in the Company's notices and proxy materials relating to the General Meeting and, if elected, to serve on the Board of Directors~~. In addition, the Proposing Shareholder shall promptly provide any other information reasonably requested by the Company.~~, (viii) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous thirty six (36) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions, (ix) any other information and supporting documentation reasonably requested by the Company, and (x) a declaration that all of the information that is required under the Companies Law, any other applicable law and these Articles to be provided to the Company in connection with such matter, if any, has been provided to the Company. The Company shall be entitled to publish information provided by a Proposing Shareholder pursuant to Article 18, and the Proposing Shareholder shall be responsible for the accuracy thereof. The parenthetical regulation headings contained in this Article 18(b) are for convenience only and shall not be deemed a part hereof or used to limit the scope of disclosure required by this Article 18(b). References in this Article 18(b) to particular laws, regulations or rules shall be deemed to apply to such amended or successor laws, regulations or rules as shall be in effect from time to time.

  A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, or (3) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, either directly or indirectly or any of its affiliates or associates, with respect to any shares or other securities of the Company

              (c)      ~~A~~Subject to the provisions of the Companies Law, a Proposing Shareholder holding ~~five percent or more~~not less than the applicable percentage of the outstanding voting rights in the Company ~~(or five percent or more of the outstanding share capital and one percent or more of the voting rights in the Company) may~~ that entitles such shareholder to request, ~~subject to Section 63(b)(2) of the Companies Law,~~ the Board of Directors to convene a Special General Meeting, may so request that the Board of Directors convene a Special General Meeting, provided that the request complies with all the applicable requirements of a "Proposal Request" set forth in ~~Article~~Articles 18(a) and 18(b), mutatis mutandis,  these Articles and applicable law and stock exchange rules.

19.          Powers of the General Meeting

Subject to the provisions of the Companies Law and of these Articles, the resolutions in respect to the following matters shall be adopted by the General Meeting:

(a)          Amendments to the Articles, as set forth in Section 20 of the Companies Law.

(b)          Exercise of the authorities of the Board of Directors in accordance with the provisions of Section 52(a) of the Companies Law.

(c)          Appointment of the outside auditor(s) of the Company, the determination of its/their terms of engagement with the Company and termination of its/their engagement with the Company, all in accordance with the provisions of Sections 154-167 of the Companies Law.

(d)          Appointment of ~~independent (”~~external~~”)~~ Directors in accordance with the provisions of Section 239 of the Companies Law (“External Directors”) (to the extent External Directors are required to be elected under applicable law or until such date the Board of Directors elects to adopt the exemption under applicable law (if any) enabling the Company not to have External Directors serve on the Board of Directors of the Company).

(e)          Approval of actions and transactions that require the approval of the General Meeting pursuant to Sections 255 and 268-275 of the Companies Law.

(f)          An increase and a decrease of the authorized share capital of the Company, pursuant to Sections 286 and 287 of the Companies Law.

(g)          A merger, as set forth in Section 320(a) of the Companies Law.

20.          Notice of General Meetings

              (a)        ~~Not less than twenty-one (21) days'~~A prior notice period of not less than the minimum period permitted under the Companies Law and not more than the maximum period permitted under the Companies Law shall be given of every General Meeting (the “Notice”). The Notice shall be published ~~in two (2) newspapers in Israel and~~ as shall be required by applicable law or rules and regulations of the stock exchanges on which the Company’s shares are listed. The Notice shall specify the place, date and hour of the General Meeting, its agenda, a summary of proposed resolutions and the procedure for voting in such General Meeting by proxy statement and any other matter as shall be required by law. Notices shall not be sent to each of the shareholders registered in the Company’s Register of Shareholders.

              (b)       The validity of any resolutions carried at a General Meeting shall not be affected if the Company, by oversight, has not sent a notice of the convening of the meeting, or has sent an incomplete or incorrect notice regarding the convening of the meeting or its agenda, or has not served a notice as aforesaid or has delayed in sending or delivering the said notice.

PROCEEDINGS AT GENERAL MEETINGS

21.          Quorum

(a)          Two or more shareholders (not in default in payment of any sum referred to in Article 26(a) hereof), present in person or by proxy or by written ballot, as shall be permitted, and holding shares conferring in the aggregate twenty-five percent (25%) or more of the voting power of the Company, shall constitute a quorum at General Meetings.

(b)          If within half an hour from the time appointed for the meeting a quorum is not present, if convened upon requisition under sections 63, 64 or 65 of the Companies Law, the meeting shall be dissolved, but in any other case it  shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as specified in the Notice of such meeting or as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy or by written ballot, as shall be permitted, and voting on the question of adjournment. At such adjourned meeting, any two (2) shareholders (not in default as aforesaid) present in person or by proxy or by written ballot, as shall be permitted, shall constitute a quorum.

(c)          No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the requisite quorum is present when the meeting proceeds to business.

22.          Chairman

Any member of the Board of Directors shall preside as Chairman at any General Meeting of the Company. If there is no such member, or if at any meeting such member is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as Chairman, the shareholders present shall choose someone of their member to be Chairman. The office of Chairman shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairman to vote as a shareholder or proxy of a shareholder if, in fact, he is also a shareholder or such proxy).

23.          Adoption of Resolutions at General Meetings

(a)          Unless otherwise specifically provided in these Articles or under any applicable law, all resolutions submitted to the shareholders shall be deemed adopted if approved by the holders of a simple majority of the voting power represented at the meeting in person or by proxy or by written ballot, as shall be permitted, and voting thereon.

(b)          Every question submitted to a General Meeting shall be decided by a count of votes.

(c)          A declaration by the Chairman of the meeting that a resolution has been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minute book of the Company, shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

24.          Power to Adjourn

(a)          The Chairman of a General Meeting, in which the required quorum is present, may resolve to adjourn the meeting, for no more than thirty (30) days, to such time and place as shall be determined but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

(b)          It shall not be necessary to give any notice of an adjournment under Article 24(a), unless the meeting is adjourned for more than twenty-one (21) days in which event notice thereof shall be given in the manner required for the meeting as originally called.

25.          Voting Power

Subject to any provision hereof conferring special rights as to voting, or restricting the right to vote, every shareholder shall have one vote for each share held by him of record, on every resolution.

26.          Voting Rights

(a)          The shareholders entitled to vote at a General Meeting shall be the shareholders listed in the Company’s Register of Shareholders on the record date, as specified in Article 15.

(b)          A company or other corporate body being a shareholder of the Company may, by resolution of its directors or any other managing body thereof, authorize any person to be its representative at any meeting of the Company.  Any person so authorized shall be entitled to exercise on behalf of such shareholder all the power which the latter could have exercised if it were an individual shareholder. Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to him.

(c)          Any shareholder entitled to vote may vote either personally or by proxy (who need not be a shareholder of the Company), or, if the shareholder is a company or other corporate body, by a representative authorized pursuant to Article 26(b) or by a written ballot, as permitted by law and according to these Articles.

(d)          If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy or by written ballot, as shall be permitted, shall be accepted to the exclusion of the vote(s) of the other joint holder(s); and for this purpose seniority shall be determined by the order in which the names stand in the Register of Shareholders.

(e)          No shareholders shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls and other sums then payable by him in respect of his shares in the Company have been paid.

(f)          The Board of Directors may determine, in its discretion, the matters that may be voted upon a written ballot to the Company (without attendance in person or by proxy), as shall be permitted, at a General Meeting, in addition to the matters listed in Section 87(c) of the Companies law.

PROXIES

27.          Instrument of Appointment

(a)          The instrument appointing a proxy shall be in writing and shall be in any usual or common form or in such other form as may be approved by the Board of Directors.  It shall be duly signed by the appointor or, if such appointor is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s).

(b)          The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall be delivered to the Company (at its Registered Office, or at its principal place of business or at the offices of its transfer agent or at such other place as the Board of Directors may specify) not less than forty-eight (48) hours (or such shorter period as may be determined by the Board of Directors) before the time fixed for the meeting at which the person named in the instrument proposes to vote.

28.          Effect of Death of Appointor or Revocation of Appointment

A vote cast pursuant to an instrument appointing a proxy shall be valid notwithstanding the previous death of the appointing shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the revocation of the appointment or the transfer of the share in respect of which the vote is cast, provided no written notification of such death, revocation or transfer shall have been received by the Company or by the Chairman of the meeting before such vote is cast, and provided, further, that the appointing shareholder, if present in person at said meeting, may revoke the appointment by means of a writing, oral notification to the Chairman, or otherwise.

BOARD OF DIRECTORS

29.          Powers of Board of Directors

(a)          The Board of Directors shall have all powers vested in it according to the Companies Law and these Articles, shall have any and all authorities not vested in any other organ of the Company according to the Companies Law and these Articles, shall be authorized to determine the policy of the Company, shall supervise the performance and actions of the General Manager, and, without derogating form the above, shall have all the following powers:

(i)          determine the Company’s plans of action, the principles of their financing and the order of priority among them;

(ii)          examine the financial status of the Company, and set the frame of credit that the Company shall be entitle to acquire;

(iii)         determine the organizational structure of the Company and its compensation policies;

(iv)          may resolve to issue series of debentures;

(v)          shall be responsible for the preparation and approval of the financial statements of the Company, as set forth in Section 171 of the Companies Law;

(vi)          report to the Annual General Meeting of the status of the Company’s affairs and of their financial outcomes, as set forth in Section 173 of the Companies Law.

(vii)        appoint the General Manager and may terminate such appointment, in accordance with Section 250 of the Companies Law;

(viii)       resolve in the matters on actions and transactions that require its approval according to Sections 255 and 268-275 of the Companies Law and of the provisions of these Articles;

(ix)         issue shares and convertible securities up to the total amount of the authorized share capital of the Company, in accordance with Section 288 of the Companies Law;

(x)          decide on a “distribution” as set forth in Sections 307-308 of the Companies Law;

(xi)         express its opinion on a special tender offer, as set forth in Section 329 of the Companies Law;

(b)          The powers of the Board of Directors described in Articles 29(a)(i)-29(a)(xi) above shall not be delegated to the General Manager(s) of the Company.

30.          Exercise of Powers of Directors

(a)          A meeting of the Board of Directors at which a quorum is present shall be competent to exercise all the authorities, powers and discretion vested in or exercisable by the Board of Directors.

(b)          A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a simple majority of the Directors then in office who are lawfully entitled to participate in the meeting and vote thereon and present when such resolution is put to a vote and voting thereon.

(c)          A resolution may be adopted by the Board of Directors without convening a meeting if all Directors then in office and lawfully entitled to vote thereon (as conclusively determined by the Chairman of the Audit Committee, and in the absence of such determination - by the Chairman of the Board of Directors) have given their consent (in any manner whatsoever) not to convene a meeting.    Such a resolution shall be adopted if approved by a simple majority of the Directors entitled to vote thereon (as determined as aforesaid). The Chairman of the Board shall sign any resolutions so adopted, including the decision to adopt said resolutions without a meeting.

31.          Delegation of Powers

The Board of Directors may, subject to the provisions of the Companies Law, delegate its powers to committees, each consisting of two or more persons (all of whose members must be Directors), and it may from time to time revoke such delegation or alter the composition of any such committee. Until decided otherwise by the Board of Directors under applicable law, any such Committee authorized to exercise the powers of the Board of Directors shall include at least one (1) External Director. Any Committee so formed (in these Articles referred to as a "Committee of the Board of Directors"), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors.  The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by the Companies Law or any regulations adopted by the Board of Directors under this Article.  Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.

32.          Number of Directors; Board Composition

(a)          Until otherwise determined by resolution of the Company’s shareholders, the Board of Directors shall consist of not less than three (3) nor more than thirteen (13) Directors (including at least two (2) External Directors, unless the Board of Directors decides to adopt the exemption under applicable law (if any) enabling the Company not to have External Directors serve on the Board of Directors of the Company).

(b)          If the Company does not have a shareholder that "holds" 25% or more of its issued and outstanding share capital, then a majority of the Directors shall be "independent directors", as such terms are defined from time to time by the Companies Law and the regulations promulgated thereunder. If the Company has a shareholder that holds 25% or more of its issued and outstanding share capital, then at least one third (1/3) of the Directors shall be "independent directors".  Any failure to satisfy the requirement of this Article 32(b) shall be corrected no later than the next Annual General Meeting following such failure; until such time, any such failure shall not affect the authority of the Board of Directors. In the event that such failure shall not have been corrected at such Annual General Meeting, then the Directors will not be entitled to act except in an emergency, and they may fill vacant positions on the Board of Directors pursuant to Article 34(a) herein or call a General Meeting of the Company for the purpose of electing or removing Directors to satisfy the requirement of this Article 32(b).

33.          Election and Removal of Directors

Directors shall be elected at the Annual General Meeting by the vote of the holders of a simple majority of the voting power represented at such meeting in person or by proxy or by written ballot, as shall be permitted, and voting on the election of directors.  The Directors so elected shall hold office until the next Annual General Meeting. The holders of a simple majority of the voting power represented at the Annual General Meeting and voting thereon shall be entitled to remove any Director(s) from office, to elect directors in place of the Director(s) so removed or to fill any vacancy, however created, on the Board of Directors.  Notwithstanding anything to the contrary herein, the term of a Director may commence as of a date later than the date of the shareholder resolution electing said Director, if so specified in said shareholder resolution.

34.          Continuing Directors in the Event of Vacancies

              (a)       Any vacancy in the Board of Directors, however occurring, including a vacancy resulting from ~~an enlargement~~the number of ~~the Board~~Directors serving being less than the maximum number stated in Article 32(a) hereof, may be filled by a vote of a majority of the Directors then in office, even if less than quorum. A Director elected to fill a vacancy shall be elected to hold office until the next annual General Meeting.

(b)          If the position of one or more Directors is vacated, the continuing Directors shall be entitled to act in every matter so long as their number is not less than the statutory minimum number required at the time.  If, at any time, their number decreases below said statutory minimum number, they will not be entitled to act except in an emergency, and they may fill vacant positions on the Board of Directors pursuant to Article 34(a) herein or call a General Meeting of the Company for the purpose of electing Directors to fill any vacancies.

35.          Vacation of Office

(a)          The office of a Director shall be vacated, ipso facto, upon the occurrence of any of the following: (i) such Director’s death, (ii) such Director is convicted of a crime as described in Section 232 of the Companies Law, (iii) such Director is removed by a court or law in accordance with Section 233 or 247 of the Companies Law, (iv) such Director becomes legally incompetent, (v) if such Director is an individual, such Director is declared bankrupt, (vi) if such Director is a corporate entity, upon its winding-up, liquidation, whether voluntary or involuntary or (vii) upon a resolution of the Company’s shareholders pursuant to Article 33(a) above.

(b)          The office of a Director shall be vacated by his written resignation. Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

36.          Remuneration of Directors

Each Director shall be paid remuneration by the Company for his services as Director as such remuneration shall have been approved pursuant to the provisions of the Companies Law.

37.          No Alternate Directors

A Director may not appoint an alternate for himself.

PROCEEDINGS OF THE BOARD OF DIRECTORS

38.          Meetings

(a)          The Board of Directors may meet and adjourn its meetings according to the Company’s needs but at least once in every three (3) months, and otherwise regulate such meetings and proceedings as the Directors think fit. Meetings of the Board of Directors may be held telephonically or by any other means of communication provided that each Director participating in such meeting can hear and be heard by all other Directors participating in such meeting.

(b)          Any two Directors may at any time convene a meeting of the Board of Directors. Notice (oral or written) shall be given of any meeting a reasonable time in advance.  The failure to give notice to a Director in the manner required hereby may be waived by such Director.  Upon the unanimous approval of the Directors, a meeting of the Board of Directors can be convened without any prior notice. In urgent situations, a meeting of the Board of Directors can be convened without any prior notice with the consent of a majority of the Directors, including a majority of those who are lawfully entitled to participate in and vote at such meeting (as conclusively determined by the Chairman of the Audit Committee, and in the absence of such determination - by the Chairman of the Board of Directors). The notice of a meeting shall include the agenda of the meeting.

39.          Quorum

A quorum at a meeting of the Board of Directors shall be constituted by the presence, in person or by any other means of communication by which the Directors may hear each other simultaneously, of a majority of the Directors then in office who are lawfully entitled to participate in the meeting and vote thereon (as conclusively determined by the Chairman of the Board of Directors).  No business shall be transacted at a meeting of the Board of Directors unless the requisite quorum is present as aforesaid when the meeting proceeds to business.

40.          Chairman of the Board of Directors

The Board of Directors shall from time to time elect one of its members to be the Chairman of the Board of Directors, and it may from time to time remove such Chairman from office and appoint another in its place. The Chairman of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairman, or if at any meeting he is not present within fifteen (15) minutes of the time fixed for the meeting, or if he is unwilling to take the chair, the Directors present shall choose one of their number to be the chairman of such meeting.

The General Manager of the Company shall not serve as the Chairman of the Board of Directors, and the Chairman of the Board of Directors shall not be granted authorities of the General Manager, unless such appointment, or grant, as the case may be, is approved by the shareholders in a General Meeting in accordance with Section 121(c) of the Companies Law. The office of Chairman shall not entitle the holder to a second or casting vote.

41.          Validity of Acts Despite Defects

Subject to the provisions of the Companies Law, all acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meetings or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

GENERAL MANAGER

42.          General Manager

(a)          The Board of Directors shall appoint from time to time one or more persons as General Manager(s) of the Company.

(b)          The General Manager shall be responsible for the day-to-day management of the affairs of the Company within the framework of the policies determined by the Board of Directors from time to time and subject to the discretion of the Board of Directors.

(c)          The General Manager shall have full managerial and operational authority to carry out all the activities which the Company may carry on by law and under these Articles and which have not been vested by law or by these Articles in any other organ of the Company. The General Manager shall be subject to the supervision of the Board of Directors.

(d)          The General Manager may, subject to the provisions of the Companies Law, from time to time, appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the General Manager may think fit, and may terminate the service of any such person.  The General Manager may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the salaries and emoluments, of all such persons.

MINUTES
43.          Minutes

(a)          Minutes of each General Meeting and of each meeting of the Board of Directors shall be recorded and duly entered in books provided for that purpose.  The minutes of each meeting of the Board of Directors shall, in all events, set forth the names of the persons present at the meeting and all resolutions adopted thereat.

(b)          Any minutes as aforesaid, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, shall constitute prima facie evidence of the matters recorded therein.

(c)          Subject to the provisions of the Companies Law, each shareholder shall have the right to inspect the minutes of the General Meetings.

DIVIDENDS

44.          Declaration of Dividends

Subject to the Companies Law, the Board of Directors may from time to time declare, and cause the Company to pay dividends ~~out of the profits of the Company.~~as deemed justified by the Board of Directors. Subject to the Companies Law, the Board of Directors shall determine the time for payment of such dividends and the record date for determining the shareholders entitled thereto.

45.          Amount Payable by Way of Dividends

(a)          Subject to the rights of the holders of shares with special rights as to dividends, if any, any dividend paid by the Company shall be allocated among the shareholders entitled thereto in proportion to the nominal value of their respective holdings of the shares in respect of which such dividend is being paid.

(b)          Shares which are fully paid up or which are credited as fully or partly paid within any period which in respect thereof dividends are paid shall entitle the holders thereof to a dividend in proportion to the amount paid up or credited as paid up in respect of the nominal value of such shares and to the date of payment thereof (pro rata temporis).

46.          Interest

No dividend shall carry interest as against the Company.

47.          Unclaimed Dividends

All unclaimed dividends payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed.  The payment by the Directors of any unclaimed dividend into a separate account shall not constitute the Company a trustee in respect thereof, and any dividend unclaimed after a period of seven (7) years from the date of declaration of such dividend unclaimed after a like period from the date the same were payable, shall be forfeited and shall revert to the Company, provided, however, that the Board of Directors may, at its discretion, cause the Company to pay any such dividend, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the Company.

ACCOUNTS

48.          Auditors

The outside auditor(s) of the Company shall be appointed by resolution of the Company’s shareholders at the General Meeting and shall serve until its/their re-election, removal or replacement by subsequent resolution, provided that each term of service shall not extend beyond the third Annual Meeting after the Annual Meeting at which such auditor was appointed. The authorities, rights and duties of the outside auditor(s) of the Company, shall be regulated by applicable law. The Board of Directors shall have the power and authority to fix the remuneration of the auditor(s).

RIGHTS OF SIGNATURE

49.          Rights of Signature

The Board of Directors shall be entitled to authorize any person or persons (who need not be Directors) to act and sign on behalf of the Company, and the acts and signature of such person(s) on behalf of the Company shall bind the Company insofar as such person(s) acted and signed within the scope of his or their authority.

NOTICES

50.          Notices

Without derogating from the provisions of Article 20:

(a)          In the event the Company elects to send any written notice or other document to any of its shareholders such notice may be served either personally or by sending it by prepaid registered mail (airmail if sent to a place outside Israel) addressed to such shareholder at his address as described in the Register of Shareholders or such other address as he may have designated in writing for the receipt of notices and other documents.  In the event a shareholder elects to send the Company any written notice or other document such notice may be served by tendering the same in person to the Secretary or the General Manager of the Company at the principal office of the Company or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Registered Address.  Any such notice or other document shall be deemed to have been served forty-eight (48) hours after it has been posted (seven (7) business days if sent internationally), or when actually received by the addressee if sooner than two days or seven days, as the case may be, after it has been posted, or when actually tendered in person, to such shareholder (or to the Secretary or the General Manager), provided, however, that notice may be sent by cablegram, telex, telecopier (facsimile) or other electronic means (to an address provided to the Company by any shareholder) and confirmed by registered mail as aforesaid, and such notice shall be deemed to have been given twenty-four (24) hours after such cablegram, telex, telecopy or other electronic communication has been sent (provided, that electronic confirmation of the successful sending of such notice was received) or when actually received by such shareholder (or by the Company), whichever is earlier.  If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article 50(a).

(b)          All notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders, and any notice so given shall be sufficient notice to the holders of such share.

(c)          Any shareholder whose address is not described in the Register of Shareholders, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

INSURANCE AND INDEMNITY

51.          Indemnity and Insurance

 (a)          Indemnification

(i)          Subject to the provisions of the Companies Law, including the receipt of all approvals as required therein or under any applicable law, the Company may indemnify an Office Holder with respect to any liability or expense for which indemnification may be provided under the Companies Law, including the following liabilities and expenses, provided that such liabilities or expenses were imposed upon or incurred by such Office Holder in such Office Holder's capacity as an Office Holder of the Company:

(1)          a monetary liability imposed on or incurred by an Office Holder pursuant to a judgment in favor of another person, including a judgment imposed on such Office Holder in a settlement or in an arbitration decision that was approved by a court of law; the term “person” in this Article 51 shall include, without limitation, a natural person, firm, partnership, joint venture, trust, company, corporation, limited liability entity, unincorporated organization, estate, government, municipality, or any political, governmental, regulatory or similar agency or body;

(2)          reasonable Litigation Expenses (as defined below), expended by the Office Holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent (mens rea) or in connection with a financial sanction. In this Article, “conclusion of a proceeding without filing an indictment” in a matter in which a criminal investigation has been instigated and “financial liability in lieu of a criminal proceeding,” shall have the meaning as ascribed under the Companies Law. The term “Litigation Expenses” in this Article 51, shall include, without limitation, attorneys’ fees and all other costs, expenses and obligations paid or incurred by an Office Holder in connection with investigating, defending, being a witness or participating in (including on appeal), or preparing to defend, be a witness or participate in any claim or proceeding relating to any matter for which indemnification hereunder may be provided;

(3)          reasonable Litigation Expenses, which the Office Holder incurred or with which the Office Holder was charged by a court of law, in a proceeding brought against the Office Holder, by the Company, on its behalf or by another person, or in a criminal prosecution in which the Office Holder was acquitted, or in a criminal prosecution in which the Office Holder was convicted of an offense that does not require proof of criminal intent (mens rea);

(4)          a payment which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, 5728-1968, as amended (the "Securities Law"), and Litigation Expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law; and

(5)          any other event, occurrence or circumstance in respect of which the Company may lawfully indemnify an Office Holder.

(ii)          The foregoing indemnification may be procured by the Company (a) retroactively and (b) as a commitment in advance to indemnify an Office Holder, provided that, in respect of Article 51(a)(i)(1), such commitment shall be limited to (A) such events that in the opinion of the Board of Directors are foreseeable in light of the Company’s actual operations at the time the undertaking to indemnify is provided, and (B) to the amounts or criterion that the Board of Directors deems reasonable under the circumstances, and further provided that such events and amounts or criterion are set forth in the undertaking to indemnify, and which shall in no event exceed, in the aggregate, the greater of: (i) twenty five percent (25%) of the Company’s shareholder’s equity at the time of the indemnification, or (ii) twenty five percent (25%) of the Company’s shareholder’s equity at the end of fiscal year of 2010.

(b)          Insurance

(i)          Subject to the provisions of the Companies Law, including the receipt of all approvals as required therein or under any applicable law, the Company may enter into an agreement to insure an Office Holder for any responsibility or liability that may be imposed on such Office Holder in connection with an act performed by such Office Holder in such Office Holder's capacity as an Office Holder of the Company, with respect to each of the following:

(1)          violation of the duty of care of the Office Holder towards the Company or towards another person;

(2)          breach of the duty of loyalty towards the Company, provided that the Office Holder acted in good faith and with reasonable grounds to assume that the such action would not prejudice the benefit of the Company;

(3)          a financial obligation imposed on the Office Holder for the benefit of another person;

(4)          a payment which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law and Litigation Expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law; and

(5)          any other event, occurrence or circumstance in respect of which the Company may lawfully insure an Office Holder.

(ii)          Articles 51(a) and 51(b)(i) shall not apply under any of the following circumstances:

(1)          a breach of an Office Holder's duty of loyalty, except as specified in Article 51(b)(i)(2);

(2)          a reckless or intentional violation of an Office Holder's duty of care (other than if solely done in negligence);

(3)          an action intended to reap a personal gain illegally; and

(4)          a fine, civil fine or ransom levied on an Office Holder, or a financial sanction imposed upon an Office Holder under Israeli Law.

(iii)       The Company may procure insurance for or indemnify any person who is not an Office Holder, including without limitation, any employee, agent, consultant or contractor, provided, however, that any such insurance or indemnification is in accordance with the provisions of these Articles and the Companies Law.

(c)          Any amendment to the Companies Law, the Securities Law or any other applicable law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to this Article 51 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by the Companies Law, the Securities Law or such other applicable law.

MERGER

52.          Merger

A merger (as defined in the Companies Law) of the Company shall require the approval of the holders of a majority of seventy five percent (75%) of the voting power represented at the General Meeting in person or by proxy or by written ballot, as shall be permitted, and voting thereon in accordance with the provisions of the Companies Law.

WINDING UP

53.          Winding Up

If the Company be wound up, then, subject to applicable law, after satisfaction of the Company’s liabilities to creditors, the Company’s liquidation proceeds shall be distributed to the shareholders of the Company in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made. A voluntary winding up of the Company shall require the approval of the holders of a majority of at least seventy five percent (75%) of the voting power represented at a General Meeting in person or by proxy or by written ballot, as shall be permitted, and voting thereon.

AMENDMENT OF THESE ARTICLES

54.          Any amendment of these Articles shall require the approval of the holders of a simple majority of the voting power represented at the General Meeting in person or by proxy or by written ballot, as shall be permitted, and voting thereon.

Exhibit B

NICE Ltd. (THE “COMPANY”) EMPLOYEE SHARE PURCHASE PLAN

ARTICLE I.
PURPOSE

The purpose of this Plan is to allow Eligible Employees of the Company and its Designated Entities to acquire a share ownership interest in the Company.

Subject to applicable laws, the Administrator may approve sub plans to this Employee Share Purchase Plan, to provide for terms and conditions applicable to Eligible Employees of the Company or a Designated Entity outside the United States.

The Plan permits two types of Offerings: a Section 423 Offering, primarily for Eligible Employees subject to U.S. taxation, and a Non-Section 423 Offering, primarily for Eligible Employees subject to taxation in non-U.S. jurisdictions.  Notwithstanding the preceding sentence, eligibility to participate in any Offering is determined by the Administrator in accordance with the terms of this Plan (as set forth below) and the applicable Offering Document.  It is the intention of the Company to have each Section 423 Offering qualify as an “employee stock purchase plan” under Section 423 of the Code and to have each Non-Section 423 Offering be exempt from the requirements of Section 409A of the Code. The provisions of the Plan with respect to any Section 423 Offering shall, accordingly, be construed and administered consistently with that intention. Except as otherwise provided in the Plan or determined by the Administrator, each Non-Section 423 Offering will operate and be administered in the same manner as any Section 423 Offering.

For purposes of this Plan, the Administrator may designate separate Offerings under the Plan in which Eligible Employees will participate and whether the Offering is a Section 423 Offering or a Non-Section 423 Offering. The terms of these Offerings need not be identical, even if the dates of the applicable Offering Period(s) in each such Offering are identical, provided that the terms of participation are the same within each separate Offering.

ARTICLE II.
DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise.

2.1          “Administrator” means the entity, group or person that conducts the general administration of the Plan as provided in Article XI.

2.2          “Affiliate” means any Person, other than a Subsidiary, whether or not such Person now exists or is hereafter organized or acquired by the Company or an Affiliate, directly or indirectly, controlling, controlled by or under common control with the Company, whether by management authority, contract, equity interest or otherwise.  “Control,” “Person” and other correlative terms will have the meanings ascribed to such terms in Rule 12b-2 of the Exchange Act.

2.3          “Applicable Law” means the requirements relating to the administration of equity incentive plans or employee stock or share purchase plans and to trading in securities under securities, tax and other applicable laws, rules and regulations, in the U.S. (federal and state), Israel and any jurisdictions where rights under this Plan are granted or exercised, and the applicable rules of any stock exchange or quotation system on which Shares are listed or quoted.

2.4          “Board” means the Board of Directors of the Company.

2.5          “Cashless Participation Agreement” means a cashless participation agreement in such form as may be adopted or amended by the Administrator from time to time.

2.6          “Cashless Participation Amount” means a loan provided by the Cashless Participation Provider to the Participant, pursuant to the Cashless Participation Agreement.

2.7          “Cashless Participation Program” means the program described in Section 6.2.

2.8          “Cashless Participation Program Documents” means the Cashless Participation Agreement, the Irrevocable Contract, and such other documents required for participation in the Cashless Participation Program.

2.9          “Cashless Participation Provider” means the party identified in the Cashless Participation Agreement.

2.10          “Code” means the U.S. Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.

2.11          “Company” means NICE Ltd., a company organized under the laws of the State of Israel, or any successor thereto.

2.12          “Company’s 401(k) Savings Plan” means any cash or deferred plan within the meaning of Section 401(k) of the Code as may be sponsored by the Company and/or any Designated Entity.

2.13          “Compensation” of an Eligible Employee means, unless otherwise determined by the Administrator with respect to an Offering, as set forth in the Offering Documents, the gross base cash compensation paid by the Company or any Designated Entity to such Eligible Employee as compensation for services to the Company or Designated Entity, including any prior-week adjustments,  and cash compensation paid by the Company or Designated Entity in respect of periods of absence from work, and excluding any over time payments, commissions, cash incentive compensation, bonuses, statutory disability pay and disability benefits, education or tuition reimbursements, car expenses, travel expenses, business and moving reimbursements, income received in connection with any compensatory equity awards, gifts and awards, fringe benefits, other special payments and all contributions made by the Company or any Designated Entity for the Employee’s benefit under any employee benefit plan now or hereafter established.  Compensation will not be reduced for any pre-tax or Roth post-tax contributions to the Company’s 401(k) Savings Plan, any salary reduction contributions to a cafeteria plan under section 125 of the Code, any elective amounts that are not includible in gross income under Code section 132(f)(4), and any contributions of such Eligible Employee to any deferred compensation maintained by the Company or any Designated Entity.

2.14          “Designated Beneficiary” means the beneficiary or beneficiaries the Participant designates, in a manner the Administrator determines, to receive amounts due or exercise the Participant’s rights if the Participant dies or becomes incapacitated.  Without a Participant’s effective designation, “Designated Beneficiary” will mean the Participant’s estate.

2.15          “Designated Entity” means any Subsidiary or Affiliate that has been designated by the Administrator in its sole discretion as eligible to participate in an Offering under the Plan. For purposes of any Section 423 Offering, only the Company and its Subsidiaries may be Designated Entities, provided that a Subsidiary that is a Designated Entity under a Section 423 Offering may not simultaneously be a Designated Entity under a Non-Section 423 Offering. An Affiliate and/or Subsidiary will be designated by the Administrator in accordance with Section 11.2(b).

2.16          “Effective Date” means August 13, 2025, which is the date the Board approved the Plan.

2.17          “Eligible Employee” means an Employee of the Company or a Designated Entity, provided however, that if an employee’s participation in this Plan is subject to additional approvals under Applicable Laws or compliance with additional eligibility requirements under applicable laws, such employee shall be deemed eligible to participate in this Plan only subject to such approvals being obtained and/or compliance with such additional eligibility requirements. Neither the Company nor the Administrator shall be construed as undertaking or obliged to obtain any such approval or compliance with eligibility terms with respect to any employee.  For purposes of the foregoing, the rules of Section 424(d) of the Code with regard to the attribution of stock or share ownership to a U.S. resident employee shall apply in determining the stock or share ownership of an individual, and stock or shares that a U.S. resident Employee may purchase under outstanding options and/or restricted stock units (“RSUs”) or any other equity awards granted by the Company under an equity incentive plan, shall be treated as stock or share owned by the Employee. Notwithstanding the foregoing, the Administrator may provide in an Offering Document that an Employee shall not be eligible to participate in an Offering Period if: (a) such Employee is a highly compensated employee within the meaning of Section 423(b)(4)(D) of the Code; (b) such Employee has not met a service or other eligibility requirements designated by the Administrator (which must in all events be less than two years); (c) such Employee’s customary employment is for twenty hours per week or less; (d) such Employee’s customary employment is for five months or less in any calendar year; (e) such Employee is a citizen or resident of a foreign jurisdiction and the grant of a right to purchase Shares under the Plan to such Employee would be prohibited under the laws of such foreign jurisdiction or the grant of a right to purchase Shares under the Plan to such Employee in compliance with the laws of such foreign jurisdiction would cause the Plan to violate the requirements of Section 423 of the Code, as determined by the Administrator in its sole discretion; and/or (f) for a Non-Section 423 Offering, such Employee is within the definition of another category of excluded Employees as determined by the Administrator and set forth in the Offering Document; provided, that any exclusion in clauses (a), (b), (c), (d) or (e) shall be applied in an identical manner within any Offering for an Offering Period to all Employees in the relevant jurisdiction.

2.18          “Employee” means, unless otherwise determined by the Administrator with respect to an Offering, any individual who renders services to the Company or any Designated Entity and is classified by the Company or any Designated Entity as an employee, and, who is an employee of the Company or any Designated Entity within the meaning of Section 3401(c) of the Code. For purposes of an individual’s participation in, or other rights under the Plan, all determinations by the Administrator shall be final, binding and conclusive, notwithstanding that any court of law or governmental agency subsequently makes a contrary determination.  For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company or Designated Entity and meeting the requirements of the U.S. Treasury Regulation Section 1.421-1(h)(2).  Where the period of leave exceeds three months and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated for purposes of the Plan on the first day immediately following such three-month period.

2.19          “Enrollment Date” means, with respect to an Offering Period, the first Trading Day of such Offering Period.

2.20          “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

2.21          “Irrevocable Contract” means an irrevocable enforceable contract in such form as may be adopted or amended by the Administrator from time to time.

2.22          “Fair Market Value” means, as of any date, the value of Shares determined as follows: (a) if the Shares are listed on any established stock exchange, their Fair Market Value will be the closing sales price for such Shares as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (b) if the Shares are not traded on a stock exchange but are quoted on a national market or other quotation system, their Fair Market Value will be the closing sales price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (c) without an established market for the Shares, the Administrator will determine the Shares’ Fair Market Value in its discretion. For purposes of subsection (a) above, if the Shares are listed in more than one established stock exchange, the applicable exchange shall be the exchange selected by the Administrator in the Plan administration software platform.

2.23          “Non-Section 423 Offering” means an Offering under the component of the Plan that is not intended to qualify as an “employee stock purchase plan” under Code Section 423.

2.24          “Offering” means an offer by the Company under the Plan to Eligible Employees of the Company or a Designated Entity of a right to purchase Shares that may be exercised during an Offering Period, as further described in Article IV hereof.

2.25          “Offering Document” has the meaning given to such term in Section 4.1.

2.26          “Offering Period” has the meaning given to such term in Section 4.1.

2.27          “Parent” means any corporation, other than the Company, in an unbroken chain of corporations ending with the Company if, at the time of the determination, each of the corporations other than the Company owns stock or shares possessing 50% or more of the total combined voting power of all classes of stock or shares in one of the other corporations in such chain.

2.28          “Participant” means any Eligible Employee who has been granted rights to purchase Shares pursuant to the Plan for the applicable Offering Period.

2.29          “Plan” means this NICE Ltd. Employee Share Purchase Plan, as amended from time to time.

2.30          “Purchase Date” means the last Trading Day of each Purchase Period, or such other date as determined by the Administrator and set forth in the Offering Document.

2.31          “Purchase Period” shall refer to one or more specified periods within an Offering Period, as designated in the applicable Offering Document; provided, however, that, if no Purchase Period is designated by the Administrator in the applicable Offering Document, the Purchase Period for each Offering Period covered by such Offering Document shall be the same as the applicable Offering Period.

2.32          “Purchase Price”  means, unless otherwise determined by the Administrator with respect to an Offering, as set forth in the Offering Documents, 100% of the Fair Market Value of a Share on the last Trading Day preceding the Purchase Date; provided, however, that a Purchase Price as determined by the Administrator for an Offering shall not be less than eighty-five percent (85%) of the Fair Market Value of a Share on the Enrollment Date or on the Purchase Date, whichever is lower.

2.33          “Section 423 Offering” means an Offering under the component of the Plan that is intended to qualify as an “employee stock purchase plan” under Code Section 423.  For purposes of Section 423 Offerings, the Plan shall be administered, interpreted and construed in a manner consistent with the requirements of Section 423 of the Code.

2.34          “Share” means an American Depositary Shares, representing one Ordinary Share, par value one New Israeli Shekel per share.

2.35          “Subsidiary” means any corporation, other than the Company, whether or not such corporation now exists or is hereafter organized or acquired by the Company or a Subsidiary, in an unbroken chain of corporations beginning with the Company if, at the time of the determination, each of the corporations other than the last corporation in an unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain; provided, however, that a limited liability company or partnership may be treated as a Subsidiary to the extent either (a) such entity is treated as a disregarded entity under Treasury Regulation Section 301.7701-3(a) by reason of the Company or any other Subsidiary that is a corporation being the sole owner of such entity, or (b) such entity elects to be classified as a corporation under Treasury Regulation Section 301.7701-3(a) and such entity would otherwise qualify as a Subsidiary.  For purposes of any Section 423 Offering, an entity shall be a Subsidiary only if such entity is a subsidiary within the meaning of Treasury Regulation Section 1.424-1(f)(2).

2.36          “Trading Day” means a day on which the national stock exchange in the United States on which the Shares are traded is open for trading.

ARTICLE III.
SHARES SUBJECT TO THE PLAN

3.1          Number of Shares. Subject to Article VIII, the aggregate number of Shares that may be issued or transferred pursuant to rights granted under the Plan shall be 1,000,000 Shares.  If any right granted under the Plan shall for any reason terminate without having been exercised, the Shares not purchased under such right shall again become available for issuance under the Plan.

3.2          Shares Distributed. Any Shares distributed pursuant to the Plan may consist, in whole or in part, of authorized and unissued Shares, treasury shares or Shares purchased on the open market.

ARTICLE IV.
OFFERING PERIODS; OFFERING DOCUMENTS; PURCHASE DATES

4.1         Offering Periods. The Administrator may from time to time grant or provide for the grant of rights to purchase Shares under the Plan to Eligible Employees during one or more periods (each, an “Offering Period”) selected by the Administrator.  The terms and conditions specified in Section 4.2 that are applicable to each Offering Period shall be set forth in an “Offering Document” adopted by the Administrator from time to time, which Offering Document shall be in such form and shall contain such terms and conditions as the Administrator shall deem appropriate and shall be incorporated by reference into and made part of the Plan. The Administrator may establish in each Offering Document one or more Purchase Periods within such Offering Period during which rights granted under the Plan shall be exercised and purchases of Shares carried out in accordance with such Offering Document and the Plan. The provisions of separate Offerings or Offering Periods under the Plan may be partially or wholly concurrent and need not be identical.

4.2         Offering Documents. Each Offering Document with respect to an Offering Period shall specify (through incorporation of the provisions of this Plan by reference or otherwise):

(a)          the length of the Offering Period, which period shall not exceed twenty-seven months;

(b)          the length of the Purchase Period(s) within the Offering Period, which period(s) shall not exceed twelve months;

(c)          in connection with each Section 423 Offering that contains more than one Purchase Period, the maximum aggregate number of Shares which may be purchased by any Eligible Employee during each Purchase Period (if applicable), which, in the absence of a contrary designation by the Administrator, shall be 500 Shares, subject to the limitations described in Section 5.5 below;

(d)          in connection with each Section 423 Offering that does not contain more than one Purchase Period, the maximum number of Shares that may be purchased by any Eligible Employee during such Section 423 Offering, in the absence of a contrary designation by the Administrator, shall be 1,000 Shares, subject to the limitations described in Section 5.5 below;

(e)          that each Purchase Period within an Offering Period must have an Enrollment Date that is the first Trading Day of the Offering Period;

(f)          whether the Offering for such Offering Period is intended to be a Section 423 Offering or a Non-Section 423 Offering; and

(g)          such other provisions as the Administrator determines are appropriate, subject to the Plan.

ARTICLE V.
ELIGIBILITY AND PARTICIPATION

5.1         Eligibility. Any Eligible Employee who shall be employed by the Company or a Designated Entity on a given Enrollment Date for an Offering Period shall be eligible to participate in the Plan during such Offering Period, subject to the requirements of this Article V and, with respect to Section 423 Offerings, the limitations imposed by Section 423(b) of the Code.

5.2         Enrollment in Plan.

(a)          Except as otherwise set forth herein or in an Offering Document or determined by the Administrator, an Eligible Employee may become a Participant in the Plan for an Offering Period by delivering a subscription agreement (and Cashless Participation Program Documents if applicable) to the Company by such time prior to the Enrollment Date for such Offering Period (or such other date specified in the Offering Document) designated by the Administrator and in such form, and in accordance with such procedure, as the Company provides.

(b)          Each subscription agreement shall designate a whole percentage or a fixed dollar amount, as designated by the Administrator, of such Eligible Employee’s Compensation to be withheld by the Company or the Designated Entity employing such Eligible Employee on each payday during the Offering Period as payroll deductions under the Plan. The percentage of Compensation designated by an Eligible Employee may not be less than 1% and may not be more than the maximum percentage specified by the Administrator in the applicable Offering Document (which maximum percentage shall be 15% in the absence of any such designation) as payroll deductions; and the fixed dollar amount of Compensation designated by an Eligible Employee may not be more than the maximum dollar amount specified by the Administrator in the applicable Offering Document; provided that, in no event shall the actual amount withheld on any payday hereunder exceed the net amount payable to the Eligible Employee on such payday after taxes and any other applicable deductions therefrom (and if amounts to be withheld hereunder would otherwise result in a negative payment to the Eligible Employee on such payday, the amount to be withheld hereunder shall instead be reduced by the least amount necessary to avoid a negative payment amount for the Eligible Employee on such payday, as determined by the Administrator). The payroll deductions made for each Participant shall be credited to an account for such Participant under the Plan and shall be deposited with the general funds of the Company and/or Designated Entity.

(c)          Unless otherwise provided in the terms of an Offering Document, a Participant may not (i) increase or decrease the percentage or fixed amount of Compensation designated in his or her subscription agreement, subject to the limits of this Section 5.2, or (ii) suspend his or her payroll deductions, in any case, at any time during an Offering Period (unless the effective date of such increase, decrease or suspend election is to become effective after such Offering Period); provided, however, that the Administrator may, at its discretion, allow for the specified type (increase, decrease and/or suspend) or number of changes a Participant may make to his or her payroll deduction elections during each Offering Period in the applicable Offering Document.

(d)          Any change or suspension of payroll deductions made permissible by the Administrator shall be effective with the first full payroll period starting fourteen (14) days after the Company’s receipt of the new subscription agreement (or such shorter or longer period as may be specified by the Administrator in the applicable Offering Document).  If a Participant suspends his or her payroll deductions during an Offering Period, such Participant’s cumulative unapplied payroll deductions prior to the suspension (if any) shall remain in his or her account and shall be applied to the purchase of Shares on the next occurring Purchase Date.  For clarity, if a Participant who suspends participation in an Offering Period ceases to be an Eligible Employee or he or she withdraws from participation in such Offering Period, in either case, prior to the next Purchase Date following his or her suspension of participation in the Offering Period, in any case, such Participant’s cumulative unapplied payroll deductions shall be returned to him or her in accordance with Article VII.

(e)          Except as otherwise set forth herein or in an Offering Document or as otherwise determined by the Administrator, a Participant may participate in the Plan only by means of payroll deduction and may not make contributions by lump sum payment for any Offering Period.

5.3         Payroll Deductions. Except as otherwise provided herein or in the applicable Offering Document, payroll deductions for a Participant shall commence on the first payday in the Offering Period and shall end on the last payday in the Offering Period to which the Participant’s authorization is applicable, unless sooner terminated by the Participant as provided in Article VII or suspended by the Participant or the Administrator as provided in Section 5.2 and Section 5.6, respectively.  Each Participant’s payroll deductions under this Article V will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company and/or Designated Entity for the purpose of purchasing Shares pursuant to Article VI.  Amounts credited to such bookkeeping account will not be credited with any interest or other earnings adjustments.

5.4         Effect of Enrollment. A Participant’s completion of a subscription agreement will enroll such Participant in the Plan for each subsequent Offering Period, subject to terms of such Offering Period, on the terms contained therein and in the applicable Offering Document until the Participant either submits a new subscription agreement, withdraws from participation under the Plan as provided in Article VII or otherwise becomes ineligible to participate in the Plan, except as otherwise set forth in Section 7.1 below.

5.5          Limitation on Purchase of Shares. An Eligible Employee may be granted rights under the Plan only if such rights, together with any other rights granted to such Eligible Employee under “employee stock or share purchase plans” of the Company, any Parent or any Subsidiary, as specified by Section 423(b)(8) of the Code, do not permit such employee to purchase stock or shares of the Company or any Parent or Subsidiary to accrue at a rate that exceeds $25,000 of the fair market value of such stock or shares (determined as of the first day of the Offering Period during which such rights are granted) for each calendar year in which such rights are outstanding at any time.  For purposes of Section 423 Offerings, this limitation shall be applied in accordance with Section 423(b)(8) of the Code.

5.6          Suspension of Payroll Deductions. Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 5.5 or the other limitations set forth in this Plan, a Participant’s payroll deductions may be suspended by the Administrator at any time during an Offering Period. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares by reason of Section 423(b)(8) of the Code, Section 5.5 or the other limitations set forth in this Plan shall be paid to such Participant in one lump sum in cash as soon as reasonably practicable after the Purchase Date (but no later than thirty (30) days thereafter).

5.7          Leave of Absence. During leaves of absence approved by the Company and/or Designated Entity meeting the requirements of the U.S. Treasury Regulation Section 1.421-1(h)(2) under the Code, unless otherwise set forth in the terms of an Offering Document, a Participant may continue participation in the Plan by making cash payments to the Company on his or her normal payday equal to the Participant’s authorized payroll deduction, notwithstanding Section 5.2(d) above.

ARTICLE VI.
GRANT AND EXERCISE OF RIGHTS

6.1          Grant of Rights. On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period shall be granted a right to purchase the maximum number of Shares specified under Section 4.2, subject to the limits in Section 5.5, and shall have the right to buy, on each Purchase Date during such Offering Period (at the applicable Purchase Price), such number of whole Shares as is determined by dividing (a) such Participant’s payroll deductions accumulated prior to such Purchase Date and retained in the Participant’s account as of the Purchase Date, by (b) the applicable Purchase Price (rounded down to the nearest Share). The right shall expire on the earlier or (i) the last Purchase Date of an Offering Period, (ii) the last day of the Offering Period, or (iii) the date on which the Participant withdraws from the Plan in accordance with Section 7.1 or Section 7.3.

6.2          Cashless Participation Program. If the Company determines that a Cashless Participation Program will be offered for an Offering Period, an Eligible Employee may become a participant in the Cashless Participation Program by completing and submitting to the Company, the Administrator, or the Cashless Participation Provider, the Cashless Participation Program Documents, which shall contain terms and conditions of the Eligible Employee’s participation in the Cashless Participation Program, including, without limitation, the level of participation, sale price, loan terms, interest and repayment provisions. Such Cashless Participation Program Documents shall be delivered to the Company and to the Administrator by such time prior to the Enrollment Date for such Offering Period (or such other date specified in the Offering Document) designated by the Administrator and in such form as the Company, the Administrator, or the Cashless Participation Provider provides. The aggregate outstanding principal amount of any loan to a Participant under the Cashless Participation Program will be equal to the difference between the Participant’s selected payroll contribution rate pursuant to Section 5.2 and the maximum allowable contribution rate under the Plan for such Offering Period pursuant to Section 4.2, but not in excess of any loan limit imposed by the Administrator. Participation in the Cashless Participation Program is available to all Eligible Employees other than employees who are subject to the disclosure requirements of Section 16(a) of the Exchange Act , unless prohibited by Applicable Law or unless the Administrator determines otherwise in accordance with Applicable Law. A Participant must contribute a minimum of one percent (1%) of Compensation (or such higher amount as the Administrator may specify) to be able to participate in the Cashless Participation Program.

6.3          Exercise of Rights. On each Purchase Date, the accumulated payroll deductions in each Participant’s account and any other additional payments specifically provided for herein (including proceeds from the Cashless Participation Program) or in the applicable Offering Document will be applied to the purchase of whole Shares, up to the number of Shares permitted pursuant to the terms of the Plan and the applicable Offering Document, at the Purchase Price. No fractional Shares shall be issued upon the exercise of rights granted under the Plan, unless the Offering Document specifically provides otherwise. Any cash in lieu of fractional Shares remaining  after the purchase of whole Shares upon exercise of a purchase right will be credited to the Participant’s account and carried forward and applied toward the purchase of whole Shares for the next following Offering Period, unless the Participant has suspended payroll deductions, withdrawn form the Plan or is otherwise ineligible to participate in the Plan, in which case such cash shall be paid to such Participant in one lump sum  as soon as reasonably practicable after the Purchase Date (but no later than thirty (30) days thereafter).  Shares issued pursuant to the Plan may be evidenced in such manner as the Administrator may determine and may be issued in certificated form or issued pursuant to book-entry procedures.

6.4          Pro Rata Allocation of Shares. If the Administrator determines that, on a given Purchase Date, the number of Shares with respect to which rights are to be exercised may exceed (a) the number of Shares that were available for issuance under the Plan on the Enrollment Date of the applicable Offering Period, or (b) the number of Shares available for issuance under the Plan on such Purchase Date, the Administrator may in its sole discretion provide that the Company shall make a pro rata allocation of the Shares available for purchase on such Enrollment Date or Purchase Date, as applicable, in as uniform a manner as shall be practicable and as it shall determine in its sole discretion to be equitable among all Participants for whom rights to purchase Shares are to be exercised pursuant to this Article VI on such Purchase Date, and shall either (i) continue all Offering Periods then in effect, or (ii) terminate any or all Offering Periods then in effect pursuant to Article IX. The Company may make pro rata allocation of the Shares available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional Shares for issuance under the Plan by the Company’s stockholders subsequent to such Enrollment Date. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares shall, be paid to such Participant without interest in one lump sum in cash as soon as reasonably practicable after the Purchase Date, or such earlier date as determined by the Administrator.

6.5          Withholding. At the time a Participant’s rights under the Plan are exercised, in whole or in part, or at the time some or all of the Shares issued under the Plan are disposed of, the Participant must make adequate provision for the Company’s (or a Designated Entity’s) obligation to withhold, collect or account for federal, state, local, foreign or other  income taxes, employment taxes, social insurance, payroll taxes, national insurance contributions and other contributions, payment on account obligations or other amounts (the “Taxes”), if any, that arise upon the grant or exercise of any purchase right under the Plan or the disposition of the Shares. At any time, the Company or a Designated Entity may, but shall not be obligated to, withhold from the Participant’s compensation or Shares to be received pursuant to the Plan the amount necessary for the Company (or a Designated Entity) to meet applicable obligations with respect to Taxes, including any withholding required to make available to the Company or to a Designated Entity any tax deductions or benefits attributable to sale or early disposition of Shares by the Participant, if applicable.

6.6         Conditions to Issuance of Shares. The Company shall not be required to issue or deliver any certificate or certificates for, or make any book entries evidencing, Shares purchased upon the exercise of purchase rights under the Plan prior to fulfillment of all of the following conditions: (a) the admission of such Shares to listing on all stock exchanges, if any, on which the Shares are then listed; (b) the completion of any registration or other qualification of such Shares under any state, federal or foreign law or under the rulings or regulations of the U.S. Securities and Exchange Commission or any other governmental regulatory body, that the Administrator shall, in its absolute discretion, deem necessary or advisable; (c) the obtaining of any approval or other clearance from any state, federal or foreign governmental agency that the Administrator shall, in its absolute discretion, determine to be necessary or advisable; (d) the payment to the Company or to a Designated Entity of all amounts that it is required to withhold with respect to Taxes, if any; and (e) the lapse of such reasonable period of time following the exercise of the rights as the Administrator may from time to time establish for reasons of administrative convenience.

6.7          Vesting.  A Participant’s interest in the Shares purchased under the Plan shall be immediately vested and nonforfeitable in full upon issuance.

ARTICLE VII.
WITHDRAWAL; CESSATION OF ELIGIBILITY

7.1          Withdrawal. Unless otherwise set forth in an applicable Offering Document, a Participant may withdraw all but not less than all of the payroll deductions credited to his or her account and not yet used to exercise his or her purchase rights under the Plan at any time by giving written notice to the Administrator in a form and in accordance with a procedure acceptable to the Administrator no later than fourteen (14) days prior to the end of the then-applicable Purchase Period (or such shorter or longer period as may be specified by the Administrator in the applicable Offering Document). All of the Participant’s payroll deductions credited to his or her account during such Purchase Period and not yet used to exercise purchase rights under the Plan shall be paid to such Participant as soon as reasonably practicable after receipt of notice of withdrawal (but no later than forty-five (45) days following receipt of such notice), such Participant’s rights for the Offering Period shall be automatically terminated, and no further payroll deductions for the purchase of Shares shall be made for such Offering Period. If a Participant withdraws from an Offering Period (including by virtue of a suspension as described in Section 5.2(c) above), payroll deductions shall not resume at the beginning of any subsequent Offering Period unless the Participant is an Eligible Employee and timely delivers to the Company a new subscription agreement by the applicable enrollment deadline for any such subsequent Offering Period, as determined by the Administrator.

7.2          Future Participation. A Participant’s withdrawal from an Offering Period shall not have any effect upon his or her eligibility to participate in any similar plan that may hereafter be adopted by the Company or a Designated Entity or in any subsequent Offering Period that commences on or after the Participant’s withdrawal from any Offering Period, subject to the terms of such similar plan or subsequent Offering.

7.3          Cessation of Eligibility. Upon a Participant’s ceasing to be an Eligible Employee for any reason, he or she shall be deemed to have elected to withdraw from the Plan pursuant to this Article VII and the payroll deductions credited to such Participant’s account during the then-current Purchase Period shall be paid to such Participant or, in the case of his or her death, to the Participant’s Designated Beneficiary, as soon as reasonably practicable (but no later than thirty days following such Participant’s cessation as an Eligible Employee), and such Participant’s rights for the Offering Period shall be automatically terminated.  For clarity, if a Participant transfers employment from the Company or any Designated Entity participating in the Plan to any Subsidiary that is not participating in the Plan or otherwise becomes ineligible to participate, then, in any case, such transfer or ineligibility shall be treated as a termination of employment under the Plan and the Participant shall be deemed to have withdrawn from the Plan pursuant to this Article VII and the payroll deductions credited to such Participant’s account during the then-current Purchase Period shall be paid to such Participant or, in the case of his or her death, to the Participant’s Designated Beneficiary, as soon as reasonably practicable (but no later than thirty days following such Participant’s transfer of employment), and such Participant’s participation in the Offering Period shall be automatically terminated.  If a Participant transfers employment from the Company or a Designated Entity to another Designated Entity, the change in employer shall not cause the Participant to cease to be an Eligible Employee.

ARTICLE VIII.
ADJUSTMENTS UPON CHANGES IN SHARES

8.1          Changes in Capitalization. Subject to Section 8.3, in the event that the Administrator determines that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), stock or share split, change in control, reorganization, merger, amalgamation, consolidation, combination, repurchase, redemption, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event, as determined by the Administrator, affects the Shares such that an adjustment is determined by the Administrator to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any outstanding purchase rights under the Plan, the Administrator shall make equitable adjustments, including during an Offering Period and/or a Purchase Period, if any, to reflect such change with respect to (a) the aggregate number and type of Shares (or other securities or property) that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1 and the limitations established in each Offering Document pursuant to Section 4.2 on the maximum number of Shares that may be purchased); (b) the kind, class and number of Shares and price per Share subject to outstanding rights; and (c) the Purchase Price with respect to any outstanding rights.

8.2          Other Adjustments. Subject to Section 8.3, in the event of any transaction or event described in Section 8.1 or any unusual or nonrecurring transactions or events affecting the Company, any Affiliate [or Subsidiary] of the Company, or the financial statements of the Company or any Affiliate [or Subsidiary], or of changes in Applicable Law or accounting principles, the Administrator, in its discretion, and on such terms and conditions as it deems appropriate, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate (including during an Offering Period or a Purchase Period) in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any right under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(a)          To provide for either (i) termination of any outstanding right in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such right had such right been currently exercisable or (ii) the replacement of such outstanding right with other rights or property selected by the Administrator in its sole discretion;

(b)          To provide that the outstanding rights under the Plan shall be assumed by the successor or survivor corporation, or an Affiliate  or Subsidiary thereof, or shall be substituted for by similar rights covering the shares of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(c)          To make adjustments in the number, kind and class of Shares (or other securities or property) subject to outstanding rights under the Plan and/or in the terms and conditions of outstanding rights and rights that may be granted in the future;

(d)          To provide that Participants’ accumulated payroll deductions may be used to purchase Shares prior to the next occurring Purchase Date on such date as the Administrator determines in its sole discretion and the Participants’ rights under the ongoing Offering Period(s) shall be terminated; and

(e)          To provide that all outstanding rights shall terminate without being exercised, in which case, all of the Participant’s payroll deductions shall be credited to his or her account or paid to such Participant, pursuant to the provisions of section 7.1 above.

8.3          No Adjustment Under Certain Circumstances. Unless determined otherwise by the Administrator, no adjustment or action described in this Article VIII or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause the Plan to fail to satisfy the requirements of applicable law.

8.4          No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Administrator under the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares subject to outstanding rights under the Plan or the Purchase Price with respect to any outstanding rights.

ARTICLE IX.
AMENDMENT, MODIFICATION AND TERMINATION

9.1          Amendment, Modification and Termination. The Administrator may amend, suspend or terminate the Plan at any time and from time to time; provided, however, that approval of the Company’s shareholders shall be required to amend the Plan to increase the aggregate number, or change the type, of shares that may be sold pursuant to rights under the Plan under Section 3.1 (other than an adjustment as provided by Article VIII) or as may otherwise be required under Section 423 of the Code with respect to Section 423 Offerings or as may otherwise be required by applicable stock exchange requirements or Applicable Law.

9.2          Certain Changes to Plan. Without shareholder consent and without regard to whether any Participant rights may be considered to have been adversely affected (and to the extent permitted by Applicable Law, including, with respect to a Section 423 Offering, Section 423 of the Code), the Administrator shall be entitled to change or terminate the Offering Periods, limit the frequency and/or number of changes in the amount withheld from Compensation during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of payroll withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Shares for each Participant properly correspond with amounts withheld from the Participant’s Compensation, and establish such other limitations or procedures as the Administrator determines in its sole discretion to be advisable that are consistent with the Plan.

9.3          Actions In the Event of Unfavorable Financial Accounting Consequences. In the event the Administrator determines that the ongoing operation of the Plan, an Offering Period or Purchase Period,  may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify or amend the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(a)          altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price;

(b)          shortening any Offering Period so that the Offering Period ends on a new Purchase Date, including an Offering Period underway at the time of the Administrator action;

(c)          allocating Shares; and

(d)          such other changes and modifications as deemed necessary or appropriate by the Administrator.

Such modifications or amendments shall not require shareholder approval or the consent of any Participant.

9.4          Payments Upon Termination of Plan. Upon termination of the Plan, the balance in each Participant’s Plan account shall be refunded as soon as practicable after such termination (but no later than 30 days thereafter), without any interest thereon, or if the Administrator so determines, the Offering Period may be shortened so that the purchase of Shares occurs prior to the termination of the Plan.

ARTICLE X.
TERM OF PLAN

The Plan shall become effective on the Effective Date, subject to approval by the shareholders of the Company, which date shall be within the twelve months after the date the Plan is approved by the Board.  The Plan shall continue until the first to occur of (i) the date the Plan is terminated by the Administrator in accordance with Section 9.1, (ii) no remaining Shares remain available for purchase, or (iii) ten (10) years from the date of adoption by the Board. The effectiveness of the Plan shall be subject to approval of the Plan by the Company’s shareholders within twelve months following the date the Plan is first approved by the Board. No right may be granted under the Plan prior to such shareholderr approval. No rights may be granted under the Plan during any period of suspension of the Plan or after termination of the Plan.

ARTICLE XI.
ADMINISTRATION

11.1          Administrator. Unless otherwise determined by the Board, the Administrator of the Plan shall be the Compensation Committee of the Board (or any other committee or subcommittee of the Board to which the Board delegates administration of the Plan). The Board may at any time vest in the Compensation Committee or any other committee or subcommittee any other authority or duties for administration of the Plan. The Administrator may delegate administrative tasks under the Plan to the services of an agent or Employees to assist in the administration of the Plan, including establishing and maintaining an individual securities account under the Plan for each Participant.

11.2          Authority of Administrator. The Administrator shall have the power, subject to, and within the limitations of, the express provisions of the Plan and Applicable Law:

(a)          To determine when and how rights to purchase Shares shall be granted and the provisions of each offering of such rights (which need not be identical).

(b)          To designate from time to time which Affiliates or Subsidiaries of the Company shall be Designated Entities, which designation may be made without the approval of the shareholders of the Company.

(c)          To impose a mandatory holding period pursuant to which Participants may not dispose of or transfer Shares purchased under the Plan for a period of time as determined by the Administrator in its discretion.

(d)          To adopt rules, procedures or sub-plans or different terms as may be necessary or desirable to comply with provisions of the laws or regulations of other countries or jurisdictions to ensure the viability of the benefits from purchase rights granted to Participants employed in such countries or jurisdictions, or to meet the requirements that permit the Plan to operate in a qualified or tax efficient manner, and/or comply with applicable foreign laws or regulations.

(e)          To construe and interpret the Plan and rights granted under it, and to establish, amend and revoke rules and regulations for its administration. The Administrator, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(f)          To amend, suspend or terminate the Plan as provided in Article IX.

(g)          Generally, to exercise such powers and to perform such acts as the Administrator deems necessary or expedient to promote the best interests of the Company and its Subsidiaries and to carry out the intent that the component of the Plan relating to Section 423 Offerings be treated as an “employee stock purchase plan” within the meaning of Section 423 of the Code.

11.3          Decisions Binding. The Administrator’s interpretation of the Plan, any rights granted pursuant to the Plan, any subscription agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding, and conclusive on all parties.

11.4        Corrections and Administrative Procedures. Notwithstanding anything in the Plan to the contrary, and subject to any other approvals required under Applicable Law, the Board or the Administrator will be entitled to: (i) permit payroll deductions in excess of the amount designated by a Participant in order to adjust for mistakes in the processing of properly completed payroll reduction elections; (ii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Shares for each Participant properly correspond with amounts withheld from the Participant’s Compensation; (iii) amend any outstanding purchase rights or clarify any ambiguities regarding the terms of any Offering to enable the purchase rights to qualify under and/or comply with Section 423 of the Code; and (iv) establish other limitations or procedures as the Board or the Administrator determines in its sole discretion advisable that are consistent with the Plan. The actions of the Board or the Administrator pursuant to this Section 11.4 will not be considered to alter or impair any purchase rights granted under an Offering as they are part of the initial terms of each Offering and the purchase rights granted under each Offering.

ARTICLE XII.
MISCELLANEOUS

12.1          Restriction upon Assignment. A right granted under the Plan shall not be transferable other than by will or the Applicable Law of descent and distribution, and is exercisable during the Participant’s lifetime only by the Participant. Except in the case of a Participant’s death, a right under the Plan may not be exercised to any extent except by the Participant. The Company shall not recognize and shall be under no duty to recognize any assignment or alienation of the Participant’s interest in the Plan, the Participant’s rights under the Plan or any rights thereunder.

12.2          Rights as a Shareholder. With respect to Shares subject to a right granted under the Plan, no Participant or Designated Beneficiary shall be deemed to be a shareholder of the Company, and no Participant or Designated Beneficiary shall have any of the rights or privileges of a sahreholder, until such Shares have been issued to the Participant or the Designated Beneficiary following exercise of the Participant’s rights under the Plan, and Participants and/or Designated Beneficiaries shall not be deemed to be a class of shareholders or creditors of the Company under applicable law, including Sections 350 and 351 of the Israeli Companies Law - 1999. No adjustments shall be made for dividends (ordinary or extraordinary, whether in cash securities, or other property) or distribution or other rights for which the record date occurs prior to the date of such issuance, except as otherwise expressly provided herein or as determined by the Administrator.

12.3          Interest. No interest shall accrue on the payroll deductions or contributions of a Participant under the Plan.

12.4          Notices. All notices or other communications by a Participant to the Company and/or the Administrator under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company or the Administrator at the location, or by the person, designated by the Company or the Administrator for the receipt thereof.

12.5          Equal Rights and Privileges. Subject to Section 5.7, all Eligible Employees will have equal rights and privileges under any particular Offering under the Plan, to the extent necessary for any Section 423 Offering to comply with Section 423 of the Code, and for any Section 423 Offering or Non- Section 423 Offering to comply with Applicable Law. With respect to Section 423 Offerings, any provision of the Plan that is inconsistent with Section 423 of the Code will, without further act or amendment by the Company, the Board or the Administrator, be reformed to comply with the equal rights and privileges requirement of Section 423 of the Code.

12.6          Use of Funds. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

12.7          Reports. Statements of account shall be given to Participants at least annually, which statements shall set forth the amounts of payroll deductions, the Purchase Price, the number of Shares purchased and the remaining cash balance, if any.
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12.8          No Employment Rights. Nothing in the Plan shall be construed to give any person (including any Eligible Employee or Participant) the right to employment or service (or to remain in the employ or service) with the Company, Designated Entity or any Parent or Subsidiary or affect the right of the Company, Designated Entity or any Parent or Subsidiary to terminate the employment or service of any person (including any Eligible Employee or Participant) at any time, with or without cause.

12.9          Notice of Disposition of Shares. This Section 12.9 shall apply only to Shares purchased pursuant to Section 423 Offerings.  Each Participant shall give prompt notice to the Company of any disposition or other transfer of any Shares purchased upon exercise of a right under the Plan if such disposition or transfer is made: (a) within two years from the Enrollment Date of the Offering Period in which the Shares were purchased or (b) within one year after the Purchase Date on which such Shares were purchased. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the Participant in such disposition or other transfer. At the Company’s request, Participants will be required to provide the Company with any information reasonably required for tax reporting purposes.

12.10          Limitations on Liability. Notwithstanding any other provisions of the Plan, no individual acting as a director, officer, employee or agent of the Company, Designated Entity or any Subsidiary or Affiliate will be liable to any Participant, former Participant, Designated Beneficiary or any other person for any claim, loss, liability, or expense incurred in connection with the Plan or any Offering Period, and such individual will not be personally liable with respect to the Plan because of any contract or other instrument executed in his or her capacity as an Administrator, director, officer, other employee or agent of the Company or any Subsidiary.

12.11          Severability. If any portion of the Plan or any action taken under it is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as if the illegal or invalid provisions had been excluded, and the illegal or invalid action will be null and void.

12.12          Titles and Headings.  The titles and headings in the Plan are for convenience of reference only and, if any conflict, the Plan’s text, rather than such titles or headings, will control.

12.13          Conformity to Securities Laws.  Participant acknowledges that the Plan is intended to conform to the extent necessary with Applicable Law.  Notwithstanding anything herein to the contrary, the Plan and all Offering Periods will be administered only in conformance with Applicable Law.  To the extent Applicable Law permit, the Plan and all Offering Periods will be deemed amended as necessary to conform to Applicable Law.

12.14          Relationship to Other Benefits.  No payment under the Plan will be taken into account in determining any benefits under any pension, severance, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Designated Entity, Subsidiary or Affiliate except as expressly provided in writing in such other plan or an agreement thereunder.

12.15         Governing Law. The Plan and any agreements hereunder shall be governed by the laws of the State of Israel, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction.  Participants are deemed to submit to the exclusive jurisdiction and venue of the courts in Tel-Aviv, Israel, to resolve any and all issues that may arise out of or relate to the Plan or any related document.12.17

12.16          Electronic Forms. To the extent permitted by Applicable Law and in the discretion of the Administrator, an Eligible Employee may submit any form or notice as set forth herein by means of an electronic form approved by the Administrator. Before the commencement of an Offering Period, the Administrator shall prescribe the time limits within which any such electronic form shall be submitted to the Administrator with respect to such Offering Period in order to be a valid election.

12.17          Section 409A.  The Plan and the rights to purchase Shares granted pursuant to Offerings thereunder are intended to be exempt from the application of Section 409A of the Code and the U.S. Department of Treasury Regulations and other interpretive guidance issued thereunder (collectively, “Section 409A”).  Notwithstanding any provision of the Plan to the contrary, if the Administrator determines that any right to purchase Shares granted under the Plan may be or become subject to Section 409A or that any provision of the Plan may cause a right to purchase Shares granted under the Plan to be or become subject to Section 409A, the Administrator may adopt such amendments to the Plan and/or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions as the Administrator determines are necessary or appropriate to avoid the imposition of taxes under Section 409A, either through compliance with the requirements of Section 409A or with an available exemption therefrom.  Notwithstanding any other provision of the Plan, none of the Company or any of its Parents or Subsidiaries, or any of their officers, directors, employees or agents, including the Administrator, shall be liable to any Eligible Employee, Participant or Designated Beneficiary if the Plan does not comply with, or is not exempt from, Section 409A of the Code.

12.18          Plan Not Subject to ERISA.  The Plan is not intended to be subject to the Employee Retirement Income Security Act of 1974, as amended.

12.19          No Guarantee of Tax Treatment.  Although the Company may endeavor to qualify a purchase right under the Plan for special tax treatment under the laws of the United States or jurisdictions outside the United States, or avoid adverse tax treatment (e.g., under Section 409A of the Code), the Company makes no representation to that effect and expressly disavows any covenant to maintain special or to avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan.

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EXHIBIT FOR PARTICIPANTS OUTSIDE THE UNITED STATES

This Exhibit sets forth additional terms and conditions applicable to Participants who work or reside outside the United States. These terms and conditions govern a Participant’s participation in the NICE, Ltd. Employee Share Purchase Plan (the “Plan”) and form part of the Plan enrollment form. Capitalized terms not defined herein shall have the meanings set forth in the Plan and/or the Offering Documents. By participating in the Plan, a Participant agrees to the terms and conditions of this Exhibit, the enrollment form, and the Plan.

This Exhibit is based on laws in effect as of May 2025. Such laws are complex, change frequently, and may be out of date when a Participant purchases or sells Shares. The Company is not in a position to assure any particular result, and Participants should seek appropriate professional advice regarding their individual situations before taking action under the Plan.

ADDITIONAL PROVISIONS APPLICABLE TO ALL PARTICIPANTS

Securities Law Notice. Unless otherwise noted, neither the Company nor the Shares are registered outside the United States, and Plan documents do not constitute an offering of securities outside the United States. The issuance of securities described in Plan-related documents is not intended for public offering or circulation in a Participant’s jurisdiction.

Foreign Exchange Restrictions. Unless otherwise permitted by the Company, any cross-border cash remittance made to transfer proceeds received upon the sale of Shares must be made through a locally authorized financial institution or registered foreign exchange agency and may require a Participant to provide certain information regarding the transaction. Participants understand that the future value of the Shares is unknown and may decrease in value, even below the Purchase Price. Neither the Company nor any Designated Entity is responsible for any foreign exchange fluctuation between local currency and the United States Dollar or the selection of an applicable foreign currency exchange rate that may affect the value of a Participant’s Plan participation.

Conversion of Payroll Deductions. If a Participant’s payroll deductions are made in any currency other than US dollars, such amounts will be converted to US dollars prior to the Purchase Date using a prevailing exchange rate in effect at the time of conversion, as determined by the Administrator. The Participant bears all risks associated with the exchange or fluctuation of currency in connection with Plan participation, including the purchase and sale of Shares (the “Currency Exchange Risk”). The Participant waives and releases the Company from any potential claims arising out of the Currency Exchange Risk.

Tax Obligations. A Participant’s participation in the Plan may be subject to Taxes that may arise upon the offer of purchase rights; the purchase, ownership or disposition of Shares; the receipt of dividends (if any); or otherwise in connection with the Plan or the Shares. As a condition to enrollment in the Plan and the purchase of Shares, the Participant agrees to make adequate provision for, and indemnify the Company and any Designated Entity for, any such Taxes, whether by withholding (from payroll or any payment of any kind otherwise due to the Participant), direct payment to the Company, or otherwise as determined by the Company in its discretion.

Regardless of any action the Company or any Designated Entity takes with respect to any Taxes, the Participant acknowledges that the ultimate liability for all Taxes is and remains the Participant’s responsibility and may exceed any amount actually withheld by the Company or any Designated Entity. The Participant also acknowledges and agrees that the Participant is responsible for filing all relevant documentation required in relation to Plan participation and any Shares purchased, including personal income tax returns or reporting statements. The Company makes no representations regarding tax treatment and does not commit to structure the Plan to reduce or eliminate a Participant's tax liability.

Data Privacy. Each Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of the Participant’s personal data (“Personal Data”) by and among the Company, any Designated Entity, and third parties as necessary for implementing, administering, and managing the Participant's participation in the Plan.

Personal Data may include the Participant’s name, home address, email address, telephone number, date of birth, social insurance or identification number, salary, nationality, job title, any Shares held in the Company, and details of all purchase rights or any other entitlements to Shares. A Participant’s Personal Data may be transferred to brokers, share plan administrators, and other service providers that assist with the implementation, administration, and management of the Plan.

Participants understand that these recipients may be located in countries with different data privacy laws and protections than the Participant’s country. By participating in the Plan, the Participant authorizes the recipients to receive, possess, use, retain, and transfer Personal Data, in electronic or other form, for Plan administration purposes.

Communications. The Company may deliver documents related to current or future participation in the Plan electronically. By enrolling in the Plan, a Participant consents to receive such documents by electronic delivery and agrees to participate in the Plan through an online system established and maintained by the Company or a third party, including the use of electronic signatures or click-through acceptance of terms and conditions. If a Participant receives Plan documents in a language other than English, the English language documents will prevail in case of any ambiguities or divergences resulting from translation.

No Acquired Rights. The Plan is discretionary in nature and may be modified, suspended, or terminated at any time. Participation is voluntary, and the Plan and Shares do not constitute regular compensation or create any right to future participation. The Plan and Shares are extraordinary items outside the scope of employment contracts and not part of normal compensation for any purpose, including severance calculations.

Other Requirements. The Company retains sole discretion to determine when to undertake regulatory registrations, filings, or other administrative steps for legal compliance. The Company may impose additional requirements on Plan participation as necessary to comply with applicable laws. Each Participant may be required to sign additional agreements or undertakings and acknowledges that local securities, exchange control, tax, and other laws may restrict participation or require additional procedural or regulatory steps that the Participant is responsible for fulfilling. If a Participant becomes subject to the laws or policies of another jurisdiction, additional country-specific terms may apply.

Country Specific Provisions.  Additional Plan provisions applicable to specific jurisdictions shall be provided in the Offering Document(s).

Israeli Grantees.  With respect to Employees employed in Israel, the Plan may qualify, in the discretion of the Company, under any tax route of Section 102 of the Israeli Tax Ordinance (as amended) and/or under any tax ruling given in this matter by the Israeli tax authorities (if any).  Notwithstanding any other provision of the Plan, the issuance of Shares hereunder is subject to any rules, regulations and limitations of applicable law resulting from the tax route elected by the Company or as promulgated by such tax ruling (if any).  As a condition for issuance of Shares hereunder, a Participant shall execute any document and assume any obligation required by the Company in order to comply with such rules, regulations and limitations, including any trust arrangement (if applicable).